UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Interim Financial Information

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

At June 30, 2023 and report on review of interim financial information

(A free translation of the original in Portuguese)

INDEX

PETROBRAS

2

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	06.30.2023	12.31.2022
1	Total Assets	1,250,840,000	1,268,330,000
1.01	Current Assets	131,374,000	176,508,000
1.01.01	Cash and Cash Equivalents	2,011,000	3,627,000
1.01.02	Marketable Securities	8,871,000	9,109,000
1.01.03	Trade and Other Receivables	67,245,000	87,396,000
1.01.04	Inventories	35,653,000	39,016,000
1.01.06	Recoverable Taxes	5,887,000	6,344,000
1.01.06.01	Current Recoverable Taxes	5,887,000	6,344,000
1.01.06.01.01	Current Income Tax and Social Contribution	750,000	602,000
1.01.06.01.02	Other Recoverable Taxes	5,137,000	5,742,000
1.01.08	Other Current Assets	11,707,000	31,016,000
1.01.08.01	Non-Current Assets Held for Sale	2,187,000	19,365,000
1.01.08.03	Others	9,520,000	11,651,000
1.01.08.03.03	Others	9,520,000	11,651,000
1.02	Non-Current Assets	1,119,466,000	1,091,822,000
1.02.01	Long-Term Receivables	118,940,000	105,183,000
1.02.01.03	Marketable Securities Measured at Amortized Cost	15,384,000	8,159,000
1.02.01.04	Trade and Other Receivables	8,539,000	10,912,000
1.02.01.07	Deferred Taxes	20,218,000	19,349,000
1.02.01.07.02	Deferred Taxes and Contributions	20,218,000	19,349,000
1.02.01.10	Other Non-Current Assets	74,799,000	66,763,000
1.02.01.10.04	Judicial Deposits	63,822,000	57,239,000
1.02.01.10.05	Other Assets	10,977,000	9,524,000
1.02.02	Investments	259,263,000	271,427,000
1.02.03	Property, Plant and Equipment	725,097,000	699,786,000
1.02.04	Intangible Assets	16,166,000	15,426,000

3

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

Account Code	Account Description	06.30.2023	12.31.2022
2	Total Liabilities	1,250,840,000	1,268,330,000
2.01	Current Liabilities	261,228,000	267,314,000
2.01.01	Payroll, Profit Sharing and Related Charges	6,238,000	7,146,000
2.01.02	Trade Payables	32,746,000	34,714,000
2.01.03	Taxes Obligations	657,000	12,690,000
2.01.03.01	Federal Taxes Obligations	657,000	12,690,000
2.01.03.01.01	Income Tax and Social Contribution Payable	657,000	12,690,000
2.01.04	Current Debt and Finance Lease Obligations	158,055,000	150,657,000
2.01.04.01	Current Debt	126,533,000	120,724,000
2.01.04.03	Lease Obligations	31,522,000	29,933,000
2.01.05	Other Liabilities	57,736,000	50,711,000
2.01.05.02	Others	57,736,000	50,711,000
2.01.05.02.01	Dividends and Interest on Capital Payable	30,822,000	21,751,000
2.01.05.02.04	Other Taxes Payable	15,412,000	15,576,000
2.01.05.02.06	Other liabilities	11,502,000	13,384,000
2.01.06	Provisions	3,751,000	3,750,000
2.01.06.02	Other Provisions	3,751,000	3,750,000
2.01.06.02.04	Pension and Medical Benefits	3,751,000	3,750,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	2,045,000	7,646,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	2,045,000	7,646,000
2.02	Non-Current Liabilities	618,929,000	638,422,000
2.02.01	Non-Current Debt and Finance Lease Obligations	377,802,000	417,644,000
2.02.01.01	Non-Current Debt	264,481,000	315,417,000
2.02.01.03	Lease Obligations	113,321,000	102,227,000
2.02.02	Other Liabilities	1,479,000	1,538,000
2.02.02.02	Others	1,479,000	1,538,000
2.02.02.02.03	Income Taxes Payable	1,479,000	1,538,000
2.02.03	Deferred Taxes	60,175,000	42,511,000
2.02.03.01	Deferred Income Taxes	60,175,000	42,511,000
2.02.04	Provisions	179,473,000	176,729,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	15,774,000	14,609,000
2.02.04.02	Other Provisions	163,699,000	162,120,000
2.02.04.02.04	Pension and Medical Benefits	56,050,000	54,000,000
2.02.04.02.05	Provision for Decommissioning Costs	96,396,000	96,552,000
2.02.04.02.06	Employee Benefits	634,000	761,000
2.02.04.02.07	Other liabilities	10,619,000	10,807,000
2.03	Shareholders' Equity	370,683,000	362,594,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	3,318,000	3,318,000
2.03.04	Profit Reserves	134,801,000	128,346,000
2.03.08	Other Comprehensive Income	27,132,000	25,498,000

4

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Quarter 04/01/2023 to 06/30/2023	Accumulated of the Current Year 01/01/2023 to 06/30/2023	Accumulated of the Previous Quarter 04/01/2022 to 06/30/2022	Accumulated of the Previous Year 01/01/2022 to 06/30/2022
3.01	Sales Revenues	109,551,000	238,689,000	162,738,000	297,186,000
3.02	Cost of Sales	(56,205,000)	(118,251,000)	(71,069,000)	(136,906,000)
3.03	Gross Profit	53,346,000	120,438,000	91,669,000	160,280,000
3.04	Operating Expenses / Income	(11,458,000)	(17,310,000)	5,689,000	2,579,000
3.04.01	Selling Expenses	(6,107,000)	(12,318,000)	(7,121,000)	(13,638,000)
3.04.02	General and Administrative Expenses	(1,614,000)	(3,165,000)	(1,277,000)	(2,519,000)
3.04.05	Other Operating Expenses	(6,869,000)	(12,118,000)	8,842,000	6,278,000
3.04.05.01	Other Taxes	(1,374,000)	(2,189,000)	(396,000)	(667,000)
3.04.05.02	Research and Development Expenses	(850,000)	(1,650,000)	(1,080,000)	(2,161,000)
3.04.05.03	Exploration Costs	(944,000)	(1,760,000)	73,000	(333,000)
3.04.05.05	Other Operating Expenses, Net	(1,840,000)	(4,728,000)	11,052,000	10,236,000
3.04.05.07	Impairment of Assets Reversals (Charges)	(1,861,000)	(1,791,000)	(807,000)	(797,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	3,132,000	10,291,000	5,245,000	12,458,000
3.05	Net Income Before Financial Results and Income Taxes	41,888,000	103,128,000	97,358,000	162,859,000
3.06	Finance Income (Expenses), Net	(3,184,000)	(9,340,000)	(18,180,000)	(16,819,000)
3.06.01	Finance Income	2,898,000	5,592,000	3,123,000	4,754,000
3.06.01.01	Finance Income	2,898,000	5,592,000	3,123,000	4,754,000
3.06.02	Finance Expenses	(6,082,000)	(14,932,000)	(21,303,000)	(21,573,000)
3.06.02.01	Finance Expenses	(8,148,000)	(16,367,000)	(6,694,000)	(13,435,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	2,066,000	1,435,000	(14,609,000)	(8,138,000)
3.07	Net Income Before Income Taxes	38,704,000	93,788,000	79,178,000	146,040,000
3.08	Income Tax and Social Contribution	(9,922,000)	(26,850,000)	(24,848,000)	(47,149,000)
3.08.01	Current	(6,511,000)	(20,921,000)	(24,639,000)	(37,153,000)
3.08.02	Deferred	(3,411,000)	(5,929,000)	(209,000)	(9,996,000)
3.09	Net Income from Continuing Operations	28,782,000	66,938,000	54,330,000	98,891,000
3.11	Income / (Loss) for the Period	28,782,000	66,938,000	54,330,000	98,891,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	2.20	5.13	4.16	7.58
3.99.01.02	Preferred Shares	2.20	5.13	4.16	7.58
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	2.20	5.13	4.16	7.58
3.99.02.02	Preferred Shares	2.20	5.13	4.16	7.58

5

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Quarter 04/01/2023 to 06/30/2023	Accumulated of the Current Year 01/01/2023 to 06/30/2023	Accumulated of the Previous Quarter 04/01/2022 to 06/30/2022	Accumulated of the Previous Year 01/01/2022 to 06/30/2022
4.01	Net Income for the Period	28,782,000	66,938,000	54,330,000	98,891,000
4.02	Other Comprehensive Income	300,000	1,634,000	7,896,000	10,200,000
4.02.01	Actuarial Gains / (Losses) on Defined Benefits Plans	−	(570,000)	−	−
4.02.02	Deferred Income Tax and Social Contribution on Actuarial Gains / (Losses) on Defined Benefits Plans	−	194,000	−	−
4.02.03	Translation Adjustments in investees	(14,691,000)	(22,473,000)	26,222,000	(17,074,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	16,534,000	24,225,000	(32,407,000)	27,501,000
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	5,286,000	11,183,000	5,155,000	12,376,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(7,420,000)	(12,040,000)	9,266,000	(13,558,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	591,000	1,115,000	(340,000)	955,000
4.03	Total Comprehensive Income for the Period	29,082,000	68,572,000	62,226,000	109,091,000

6

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2023 to 06/30/2023 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	3,318,000	128,346,000	−	25,498,000	362,594,000
5.03	Adjusted Opening Balance	205,432,000	3,318,000	128,346,000	−	25,498,000	362,594,000
5.04	Capital Transactions with Owners	−	−	(35,815,000)	(24,668,000)	−	(60,483,000)
5.04.06	Dividends	−	−	(35,815,000)	(24,700,000)	−	(60,515,000)
5.04.11	Expired dividends	−	−	−	32,000	−	32,000
5.05	Total of Comprehensive Income	−	−	−	66,938,000	1,634,000	68,572,000
5.05.01	Net Income for the Period	−	−	−	66,938,000	−	66,938,000
5.05.02	Other Comprehensive Income	−	−	−	−	1,634,000	1,634,000
5.07	Balance at the End of the Period	205,432,000	3,318,000	92,531,000	42,270,000	27,132,000	370,683,000

7

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2022 to 06/30/2022 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	3,313,000	164,028,000	−	14,556,000	387,329,000
5.03	Adjusted Opening Balance	205,432,000	3,313,000	164,028,000	−	14,556,000	387,329,000
5.04	Capital Transactions with Owners	−	5,000	(44,842,000)	(41,038,000)	−	(85,875,000)
5.04.06	Dividends	−	−	(44,842,000)	(41,038,000)	−	(85,880,000)
5.04.08	Change in Interest in Subsidiaries	−	5,000	−	−	−	5,000
5.05	Total of Comprehensive Income	−	−	−	98,891,000	10,200,000	109,091,000
5.05.01	Net Income for the Period	−	−	−	98,891,000	−	98,891,000
5.05.02	Other Comprehensive Income	−	−	−	−	10,200,000	10,200,000
5.07	Balance at the End of the Period	205,432,000	3,318,000	119,186,000	57,853,000	24,756,000	410,545,000

b

8

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2023 to 06/30/2023	Accumulated of the Previous Year 01/01/2022 to 06/30/2022
6.01	Net cash provided by operating activities	56,949,000	71,822,000
6.01.01	Cash provided by operating activities	128,446,000	173,337,000
6.01.01.01	Net Income for the period	66,938,000	98,891,000
6.01.01.02	Pension and medical benefits (actuarial expense)	3,747,000	3,136,000
6.01.01.03	Results in equity-accounted investments	(10,291,000)	(12,458,000)
6.01.01.04	Depreciation, depletion and amortization	32,993,000	35,167,000
6.01.01.05	Impairment of assets (reversal)	1,791,000	797,000
6.01.01.06	Exploratory expenditures write-offs	197,000	183,000
6.01.01.07	Losses on legal, administrative and arbitration proceedings	2,443,000	2,688,000
6.01.01.08	Foreign exchange, indexation and finance charges	8,421,000	16,570,000
6.01.01.10	Allowance (reversals) for expected credit losses	98,000	216,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	2,233,000	1,487,000
6.01.01.15	Income Taxes	26,850,000	47,149,000
6.01.01.16	Results from co-participation agreements in bid areas	(144,000)	(14,243,000)
6.01.01.17	Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	(5,541,000)	(4,212,000)
6.01.01.18	PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	−	(11,000)
6.01.01.19	Early termination and cash outflows revision of lease agreements	(1,289,000)	(2,023,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(39,972,000)	(76,444,000)
6.01.02.01	Trade and other receivables, net	(29,753,000)	(43,437,000)
6.01.02.02	Inventories	3,087,000	(10,764,000)
6.01.02.03	Judicial deposits	(3,938,000)	(4,242,000)
6.01.02.05	Other assets	1,663,000	(2,070,000)
6.01.02.06	Trade payables	(1,133,000)	83,000
6.01.02.07	Other taxes	(3,262,000)	(5,214,000)
6.01.02.08	Pension and medical benefits	(2,267,000)	(8,713,000)
6.01.02.09	Provisions for legal proceedings	(1,068,000)	(865,000)
6.01.02.10	Other Employee Benefits	(1,035,000)	(1,705,000)
6.01.02.12	Provision for Decommissioning Costs	(1,695,000)	(1,424,000)
6.01.02.14	Other liabilities	(571,000)	1,907,000
6.01.03	Others	(31,525,000)	(25,071,000)
6.01.03.01	Income Taxes Paid	(31,525,000)	(25,071,000)
6.02	Net cash used in investing activities	1,544,000	5,427,000
6.02.01	Acquisition of PP&E and intangibles assets	(26,966,000)	(20,015,000)
6.02.02	Acquisition of equity interests	(49,000)	(82,000)
6.02.03	Proceeds from disposal of assets - Divestment	17,513,000	16,970,000
6.02.04	Divestment (investment) in marketable securities	8,195,000	(17,783,000)
6.02.05	Dividends received	819,000	1,506,000
6.02.08	Financial compensation for Co-participation Agreement	2,032,000	24,831,000
6.03	Net cash used in financing activities	(60,109,000)	(77,625,000)
6.03.02	Proceeds from financing	56,035,000	43,654,000
6.03.03	Repayment of principal - finance debt	(37,793,000)	(35,586,000)
6.03.04	Repayment of interest - finance debt	(10,915,000)	(9,506,000)
6.03.05	Dividends paid to shareholders of Petrobras	(52,398,000)	(62,029,000)
6.03.08	Settlement of lease liabilities	(15,038,000)	(14,158,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	(1,616,000)	(376,000)
6.05.01	Cash and cash equivalents at the beginning of the year	3,627,000	2,930,000
6.05.02	Cash and cash equivalents at the end of the period	2,011,000	2,554,000

9

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2023 to 06/30/2023	Accumulated of the Previous Year 01/01/2022 to 06/30/2022
7.01	Sales Revenues	317,223,000	395,557,000
7.01.01	Sales of Goods and Services	278,080,000	358,045,000
7.01.02	Other Revenues	15,324,000	20,927,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	23,917,000	16,801,000
7.01.04	Allowance for expected credit losses	(98,000)	(216,000)
7.02	Inputs Acquired from Third Parties	(117,628,000)	(109,255,000)
7.02.01	Cost of Sales	(45,117,000)	(62,277,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(50,792,000)	(23,038,000)
7.02.03	Impairment Charges / Reversals of Assets	(1,791,000)	(797,000)
7.02.04	Others	(19,928,000)	(23,143,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(19,928,000)	(23,143,000)
7.03	Gross Added Value	199,595,000	286,302,000
7.04	Retentions	(37,770,000)	(38,684,000)
7.04.01	Depreciation, Amortization and Depletion	(37,770,000)	(38,684,000)
7.05	Net Added Value Produced	161,825,000	247,618,000
7.06	Transferred Added Value	18,784,000	20,052,000
7.06.01	Share of Profit of Equity-Accounted Investments	10,291,000	12,458,000
7.06.02	Finance Income	5,592,000	4,754,000
7.06.03	Others	2,901,000	2,840,000
7.06.03.01	Rentals, royalties and others	2,901,000	2,840,000
7.07	Total Added Value to be Distributed	180,609,000	267,670,000
7.08	Distribution of Added Value	180,609,000	267,670,000
7.08.01	Employee Compensation	14,097,000	12,557,000
7.08.01.01	Salaries	8,870,000	8,016,000
7.08.01.02	Fringe Benefits	4,724,000	4,090,000
7.08.01.03	Unemployment Benefits (FGTS)	503,000	451,000
7.08.02	Taxes and Contributions	78,269,000	128,507,000
7.08.02.01	Federal	61,635,000	104,058,000
7.08.02.02	State	16,531,000	24,275,000
7.08.02.03	Municipal	103,000	174,000
7.08.03	Return on Third-Party Capital	21,305,000	27,715,000
7.08.03.01	Interest	17,914,000	24,227,000
7.08.03.02	Rental Expenses	3,391,000	3,488,000
7.08.04	Return on Shareholders' Equity	66,938,000	98,891,000
7.08.04.01	Interest on Capital	8,721,000	5,633,000
7.08.04.02	Dividends	15,979,000	35,405,000
7.08.04.03	Retained Earnings / (Losses) for the Period	42,238,000	57,853,000

10

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	06.30.2023	12.31.2022
1	Total Assets	990,459,000	976,709,000
1.01	Current Assets	136,816,000	163,052,000
1.01.01	Cash and Cash Equivalents	49,882,000	41,723,000
1.01.02	Marketable Securities	11,103,000	14,470,000
1.01.03	Trade and Other Receivables	21,041,000	26,142,000
1.01.04	Inventories	39,241,000	45,804,000
1.01.06	Recoverable Taxes	6,353,000	6,819,000
1.01.06.01	Current Recoverable Taxes	6,353,000	6,819,000
1.01.06.01.01	Recoverable Income Taxes	977,000	859,000
1.01.06.01.02	Other Recoverable Taxes	5,376,000	5,960,000
1.01.08	Other Current Assets	9,196,000	28,094,000
1.01.08.01	Non-Current Assets Held for Sale	1,937,000	18,823,000
1.01.08.03	Others	7,259,000	9,271,000
1.01.08.03.03	Others	7,259,000	9,271,000
1.02	Non-Current Assets	853,643,000	813,657,000
1.02.01	Long-Term Receivables	122,754,000	110,722,000
1.02.01.03	Marketable Securities measured at amortized cost	15,384,000	8,159,000
1.02.01.04	Trade and Other Receivables	9,651,000	12,729,000
1.02.01.07	Deferred Taxes	23,810,000	24,057,000
1.02.01.07.01	Deferred Income Tax and Social Contribution	3,233,000	4,342,000
1.02.01.07.02	Deferred Taxes and Contributions	20,577,000	19,715,000
1.02.01.10	Other Non-Current Assets	73,909,000	65,777,000
1.02.01.10.04	Judicial Deposits	64,265,000	57,671,000
1.02.01.10.05	Other Assets	9,644,000	8,106,000
1.02.02	Investments	7,921,000	8,172,000
1.02.03	Property, Plant and Equipment	706,647,000	679,182,000
1.02.04	Intangible Assets	16,321,000	15,581,000

11

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

Account Code	Account Description	06.30.2023	12.31.2022
2	Total Liabilities	990,459,000	976,709,000
2.01	Current Liabilities	151,599,000	163,731,000
2.01.01	Payroll, Profit Sharing and Related Charges	6,843,000	7,805,000
2.01.02	Trade Payables	26,168,000	28,507,000
2.01.03	Taxes Obligations	2,746,000	15,045,000
2.01.03.01	Federal Taxes Obligations	2,746,000	15,045,000
2.01.03.01.01	Income Taxes Payable	2,746,000	15,045,000
2.01.04	Current Debt and Lease Obligations	49,818,000	47,650,000
2.01.04.01	Current Debt	19,897,000	18,656,000
2.01.04.03	Lease Obligations	29,921,000	28,994,000
2.01.05	Other Liabilities	60,228,000	53,328,000
2.01.05.02	Others	60,228,000	53,328,000
2.01.05.02.01	Dividends and Interest on Capital Payable	30,822,000	21,762,000
2.01.05.02.04	Other Taxes Payable	15,789,000	15,906,000
2.01.05.02.06	Other liabilities	13,617,000	15,660,000
2.01.06	Provisions	3,751,000	3,750,000
2.01.06.02	Other Provisions	3,751,000	3,750,000
2.01.06.02.04	Pension and Medical Benefits	3,751,000	3,750,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	2,045,000	7,646,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	2,045,000	7,646,000
2.02	Non-Current Liabilities	466,579,000	448,593,000
2.02.01	Non-Current Debt and Finance Lease Obligations	229,557,000	233,053,000
2.02.01.01	Non-Current Debt	120,959,000	137,630,000
2.02.01.03	Lease Obligations	108,598,000	95,423,000
2.02.02	Other Liabilities	1,518,000	1,578,000
2.02.02.02	Others	1,518,000	1,578,000
2.02.02.02.03	Income Taxes Payable	1,518,000	1,578,000
2.02.03	Deferred Taxes	53,491,000	35,220,000
2.02.03.01	Deferred Taxes	53,491,000	35,220,000
2.02.04	Provisions	182,013,000	178,742,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	17,006,000	15,703,000
2.02.04.02	Other Provisions	165,007,000	163,039,000
2.02.04.02.04	Pension and Medical Benefits	57,070,000	54,925,000
2.02.04.02.05	Provision for Decommissioning Costs	96,878,000	97,048,000
2.02.04.02.06	Employee Benefits	646,000	776,000
2.02.04.02.07	Other liabilities	10,413,000	10,290,000
2.03	Shareholders' Equity	372,281,000	364,385,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	3,102,000	3,102,000
2.03.04	Profit Reserves	135,017,000	128,562,000
2.03.08	Other Comprehensive Income	27,132,000	25,498,000
2.03.09	Non-controlling interests	1,598,000	1,791,000

12

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Quarter 04/01/2023 to 06/30/2023	Accumulated of the Current Year 01/01/2023 to 06/30/2023	Accumulated of the Previous Quarter 04/01/2022 to 06/30/2022	Accumulated of the Previous Year 01/01/2022 to 06/30/2022
3.01	Sales Revenues	113,840,000	252,908,000	170,960,000	312,601,000
3.02	Cost of Sales	(56,159,000)	(121,916,000)	(75,099,000)	(141,974,000)
3.03	Gross Profit	57,681,000	130,992,000	95,861,000	170,627,000
3.04	Operating Expenses / Income	(15,710,000)	(28,824,000)	573,000	(8,795,000)
3.04.01	Selling Expenses	(5,947,000)	(12,291,000)	(6,136,000)	(12,295,000)
3.04.02	General and Administrative Expenses	(1,921,000)	(3,776,000)	(1,589,000)	(3,148,000)
3.04.05	Other Operating Expenses	(7,736,000)	(12,832,000)	8,352,000	4,886,000
3.04.05.01	Other Taxes	(1,632,000)	(2,671,000)	(455,000)	(766,000)
3.04.05.02	Research and Development Expenses	(850,000)	(1,650,000)	(1,080,000)	(2,161,000)
3.04.05.03	Exploration Costs	(945,000)	(1,762,000)	(196,000)	(604,000)
3.04.05.05	Other Operating Expenses, Net	(2,363,000)	(4,787,000)	10,930,000	9,260,000
3.04.05.07	Impairment of Assets Reversals (Charges)	(1,946,000)	(1,962,000)	(847,000)	(843,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	(106,000)	75,000	(54,000)	1,762,000
3.05	Net Income Before Financial Results and Income Taxes	41,971,000	102,168,000	96,434,000	161,832,000
3.06	Finance Income (Expenses), Net	(269,000)	(3,469,000)	(15,757,000)	(12,774,000)
3.06.01	Finance Income	2,553,000	4,972,000	3,054,000	4,414,000
3.06.01.01	Finance Income	2,553,000	4,972,000	3,054,000	4,414,000
3.06.02	Finance Expenses	(2,822,000)	(8,441,000)	(18,811,000)	(17,188,000)
3.06.02.01	Finance Expenses	(4,295,000)	(8,682,000)	(4,691,000)	(8,660,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	1,473,000	241,000	(14,120,000)	(8,528,000)
3.07	Net Income Before Income Taxes	41,702,000	98,699,000	80,677,000	149,058,000
3.08	Income Tax and Social Contribution	(12,766,000)	(31,456,000)	(26,193,000)	(49,791,000)
3.08.01	Current	(8,763,000)	(23,955,000)	(26,057,000)	(39,520,000)
3.08.02	Deferred	(4,003,000)	(7,501,000)	(136,000)	(10,271,000)
3.09	Net Income from Continuing Operations	28,936,000	67,243,000	54,484,000	99,267,000
3.11	Income / (Loss) for the Period	28,936,000	67,243,000	54,484,000	99,267,000
3.11.01	Attributable to Shareholders of Petrobras	28,782,000	66,938,000	54,330,000	98,891,000
3.11.02	Attributable to Non-Controlling Interests	154,000	305,000	154,000	376,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	2.20	5.13	4.16	7.58
3.99.01.02	Preferred Shares	2.20	5.13	4.16	7.58
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	2.20	5.13	4.16	7.58
3.99.02.02	Preferred Shares	2.20	5.13	4.16	7.58

13

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Quarter 04/01/2023 to 06/30/2023	Accumulated of the Current Year 01/01/2023 to 06/30/2023	Accumulated of the Previous Quarter 04/01/2022 to 06/30/2022	Accumulated of the Previous Year 01/01/2022 to 06/30/2022
4.01	Net Income for the Period	28,936,000	67,243,000	54,484,000	99,267,000
4.02	Other Comprehensive Income	298,000	1,632,000	7,898,000	10,198,000
4.02.01	Actuarial Gains (Losses) on Post-employment Defined Benefits Plans	−	(570,000)	−	−
4.02.02	Deferred Income Tax and Social Contribution on Actuarial Gains / (Losses) on Defined Benefits Plans	−	194,000	−	−
4.02.03	Translation Adjustments in investees	(14,693,000)	(22,475,000)	26,224,000	(17,076,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	16,534,000	24,225,000	(32,407,000)	27,501,000
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	5,337,000	11,329,000	5,442,000	12,663,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(7,436,000)	(12,088,000)	9,168,000	(13,656,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	556,000	1,017,000	(529,000)	766,000
4.03	Total Comprehensive Income for the Period	29,234,000	68,875,000	62,382,000	109,465,000
4.03.01	Attributable to Shareholders of Petrobras	29,082,000	68,572,000	62,226,000	109,091,000
4.03.02	Attributable to Non-controlling Interests	152,000	303,000	156,000	374,000

14

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2023 to 06/30/2023 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	3,318,000	128,346,000	−	25,498,000	362,594,000	1,791,000	364,385,000
5.03	Adjusted Opening Balance	205,432,000	3,318,000	128,346,000	−	25,498,000	362,594,000	1,791,000	364,385,000
5.04	Capital Transactions with Owners	−	−	(35,815,000)	(24,668,000)	−	(60,483,000)	(496,000)	(60,979,000)
5.04.06	Dividends	−	−	(35,815,000)	(24,700,000)	−	(60,515,000)	(234,000)	(60,749,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	(262,000)	(262,000)
5.04.11	Capital Transactions	−	−	−	32,000	−	32,000	−	32,000
5.05	Total of Comprehensive Income	−	−	−	66,938,000	1,634,000	68,572,000	303,000	68,875,000
5.05.01	Net Income for the Period	−	−	−	66,938,000	−	66,938,000	305,000	67,243,000
5.05.02	Other Comprehensive Income	−	−	−	−	1,634,000	1,634,000	(2,000)	1,632,000
5.07	Balance at the End of the Period	205,432,000	3,318,000	92,531,000	42,270,000	27,132,000	370,683,000	1,598,000	372,281,000

15

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2022 to 06/30/2022 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	3,313,000	164,028,000	−	14,556,000	387,329,000	2,252,000	389,581,000
5.03	Adjusted Opening Balance	205,432,000	3,313,000	164,028,000	−	14,556,000	387,329,000	2,252,000	389,581,000
5.04	Capital Transactions with Owners	−	5,000	(44,842,000)	(41,038,000)	−	(85,875,000)	(319,000)	(86,194,000)
5.04.06	Dividends	−	−	(44,842,000)	(41,038,000)	−	(85,880,000)	(223,000)	(86,103,000)
5.04.08	Capital Transactions	−	5,000	−	−	−	5,000	(96,000)	(91,000)
5.05	Total of Comprehensive Income	−	−	−	98,891,000	10,200,000	109,091,000	374,000	109,465,000
5.05.01	Net Income for the Period	−	−	−	98,891,000	−	98,891,000	376,000	99,267,000
5.05.02	Other Comprehensive Income	−	−	−	−	10,200,000	10,200,000	(2,000)	10,198,000
5.07	Balance at the End of the Period	205,432,000	3,318,000	119,186,000	57,853,000	24,756,000	410,545,000	2,307,000	412,852,000

16

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2023 to 06/30/2023	Accumulated of the Previous Year 01/01/2022 to 06/30/2022
6.01	Net cash provided by operating activities	101,510,000	124,628,000
6.01.01	Cash provided by operating activities	138,054,000	183,498,000
6.01.01.01	Net Income for the period	67,243,000	99,267,000
6.01.01.02	Pension and medical benefits (actuarial expense)	3,848,000	3,210,000
6.01.01.03	Results of equity-accounted investments	(75,000)	(1,762,000)
6.01.01.04	Depreciation, depletion and amortization	31,268,000	33,600,000
6.01.01.05	Impairment of assets (reversal)	1,962,000	843,000
6.01.01.06	Exploratory expenditures write-offs	197,000	455,000
6.01.01.07	Losses on legal, administrative and arbitration proceedings	2,680,000	2,792,000
6.01.01.08	Foreign exchange, indexation and finance charges	4,483,000	14,178,000
6.01.01.10	Allowance (Reversals) for expected credit losses	174,000	195,000
6.01.01.11	Inventory write-back to net realizable value	22,000	15,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	2,245,000	1,497,000
6.01.01.15	Income Taxes	31,456,000	49,791,000
6.01.01.16	Results from co-participation agreements in bid areas	(143,000)	(14,243,000)
6.01.01.17	Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	(5,993,000)	(4,300,000)
6.01.01.18	PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	−	(18,000)
6.01.01.19	Early termination and cash outflows revision of lease agreements	(1,313,000)	(2,022,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(4,267,000)	(33,421,000)
6.01.02.01	Trade and other receivables, net	5,940,000	247,000
6.01.02.02	Inventories	5,629,000	(10,252,000)
6.01.02.03	Judicial deposits	(3,981,000)	(4,368,000)
6.01.02.05	Other assets	1,371,000	(2,965,000)
6.01.02.06	Trade payables	(1,541,000)	(1,092,000)
6.01.02.07	Other taxes	(4,858,000)	(5,070,000)
6.01.02.08	Pension and medical benefits	(2,273,000)	(8,721,000)
6.01.02.09	Provisions for legal proceedings	(1,111,000)	(880,000)
6.01.02.10	Other Employee Benefits	(1,092,000)	(1,775,000)
6.01.02.12	Provision for Decommissioning Costs	(1,714,000)	(1,424,000)
6.01.02.14	Other liabilities	(637,000)	2,879,000
6.01.03	Others	(32,277,000)	(25,449,000)
6.01.03.01	Income Taxes Paid	(32,277,000)	(25,449,000)
6.02	Net cash used in investing activities	(9,741,000)	11,744,000
6.02.01	Acquisition of PP&E and intangibles assets	(26,981,000)	(20,721,000)
6.02.02	Acquisition of equity interests	(88,000)	(98,000)
6.02.03	Proceeds from disposal of assets - Divestment	17,521,000	17,055,000
6.02.04	Divestment (investment) in marketable securities	(2,569,000)	(10,536,000)
6.02.05	Dividends received	344,000	1,213,000
6.02.08	Financial compensation for Co-participation Agreement	2,032,000	24,831,000
6.03	Net cash used in financing activities	(79,765,000)	(106,160,000)
6.03.01	Changes in non-controlling interest	(264,000)	(93,000)
6.03.02	Proceeds from financing	315,000	1,645,000
6.03.03	Repayment of principal - finance debt	(7,554,000)	(27,040,000)
6.03.04	Repayment of interest - finance debt	(5,115,000)	(4,740,000)
6.03.05	Dividends paid to shareholders of Petrobras	(52,398,000)	(62,029,000)
6.03.06	Dividends paid to non-controlling interests	(249,000)	(290,000)
6.03.08	Settlement of lease liabilities	(14,500,000)	(13,613,000)
6.04	Effect of exchange rate changes on cash and cash equivalents	(3,845,000)	(3,346,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	8,159,000	26,866,000
6.05.01	Cash and cash equivalents at the beginning of the year	41,723,000	58,482,000
6.05.02	Cash and cash equivalents at the end of the period	49,882,000	85,348,000

17

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2023 to 06/30/2023	Accumulated of the Previous Year 01/01/2022 to 06/30/2022
7.01	Sales Revenues	333,844,000	413,029,000
7.01.01	Sales of Goods and Services	292,560,000	373,772,000
7.01.02	Other Revenues	17,186,000	22,006,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	24,272,000	17,446,000
7.01.04	Allowance for expected credit losses	(174,000)	(195,000)
7.02	Inputs Acquired from Third Parties	(122,209,000)	(114,396,000)
7.02.01	Cost of Sales	(49,958,000)	(67,181,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(51,363,000)	(24,347,000)
7.02.03	Impairment Charges / Reversals of Assets	(1,962,000)	(843,000)
7.02.04	Others	(18,926,000)	(22,025,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(18,904,000)	(22,010,000)
7.02.04.02	Inventory Write-Down to Net Realizable Value	(22,000)	(15,000)
7.03	Gross Added Value	211,635,000	298,633,000
7.04	Retentions	(36,046,000)	(37,117,000)
7.04.01	Depreciation, Amortization and Depletion	(36,046,000)	(37,117,000)
7.05	Net Added Value Produced	175,589,000	261,516,000
7.06	Transferred Added Value	6,644,000	7,811,000
7.06.01	Share of Profit of Equity-Accounted Investments	75,000	1,762,000
7.06.02	Finance Income	4,972,000	4,414,000
7.06.03	Others	1,597,000	1,635,000
7.06.03.01	Rentals, royalties and others	1,597,000	1,635,000
7.07	Total Added Value to be Distributed	182,233,000	269,327,000
7.08	Distribution of Added Value	182,233,000	269,327,000
7.08.01	Employee Compensation	15,477,000	13,809,000
7.08.01.01	Salaries	9,861,000	8,976,000
7.08.01.02	Fringe Benefits	5,064,000	4,334,000
7.08.01.03	Unemployment Benefits (FGTS)	552,000	499,000
7.08.02	Taxes and Contributions	84,839,000	132,922,000
7.08.02.01	Federal	67,644,000	107,816,000
7.08.02.02	State	16,844,000	24,671,000
7.08.02.03	Municipal	351,000	435,000
7.08.03	Return on Third-Party Capital	14,674,000	23,329,000
7.08.03.01	Interest	11,423,000	19,872,000
7.08.03.02	Rental Expenses	3,251,000	3,457,000
7.08.04	Return on Shareholders' Equity	67,243,000	99,267,000
7.08.04.01	Interest on Capital	8,721,000	5,633,000
7.08.04.02	Dividends	15,979,000	35,405,000
7.08.04.03	Retained Earnings / (Losses) for the Period	42,238,000	57,853,000
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	305,000	376,000

18

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

1.	Basis of preparation

These interim financial statements present the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported, and present the consolidated information, considering Management’s understanding that it provides a comprehensive view of the Company’s financial position and operational performance, complemented by certain information of the Parent Company. Hence, this interim financial information should be read together with the Company’s audited annual financial statements for the year ended December 31, 2022, which include the full set of notes.

The consolidated and individual interim financial information of the company was prepared and is presented in accordance with the Technical Pronouncement - CPC 21 (R1) - Interim Financial Statement, issued by the Accounting Pronouncements Committee (CPC) and approved by the Securities and Exchange Commission (CVM), and related to IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). All relevant information pertaining to the financial statements, and only these, are being evidenced, and correspond to those used in the management of the company's Management.

These interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on August 3, 2023.

2.	Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2022.

The accounting standards that came into effect on January 1st, 2023 did not have a material effect on these individual and consolidated quarterly information.

3.	Cash and cash equivalents and Marketable securities
3.1.	Cash and cash equivalents

They include cash, available bank deposits and short-term financial investments with high liquidity, which meet the definition of cash and cash equivalents.

	Consolidated
	06.30.2023	12.31.2022
Cash at bank and in hand	539	1,126
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	3,749	14,414
Other investment funds	919	1,277
	4,668	15,691
- Abroad
Time deposits	26,368	12,458
Automatic investing accounts and interest checking accounts	18,286	12,339
Other financial investments	21	109
	44,675	24,906
Total short-term financial investments	49,343	40,597
Total cash and cash equivalents	49,882	41,723

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

19

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

3.2.	Marketable securities
		Consolidated
	06.30.2023	12.31.2022
Fair value through profit or loss	4,360	3,722
Amortized cost - Bank Deposit Certificates and time deposits	21,873	18,647
Amortized cost – Others	254	260
Total	26,487	22,629
Current	11,103	14,470
Non-current	15,384	8,159

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (amounts determined by level 1 of the fair value hierarchy). These financial investments have maturities of more than three months.

Securities classified as amortized cost refer to investments in Brazil in post-fixed Bank Deposit Certificates with daily liquidity, with maturities between one and two years, and to investments abroad in time deposits with maturities of more than three months from the contracting date.

4.	Sales revenues

		Consolidated
	2023		2022
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Gross sales	136,729	292,560	201,389	373,772
Sales taxes (1)	(22,889)	(39,652)	(30,429)	(61,171)
Sales revenues	113,840	252,908	170,960	312,601
Diesel	35,099	78,249	52,603	91,478
Gasoline	18,700	37,889	21,187	40,591
Liquefied petroleum gas	4,712	9,541	7,074	13,246
Jet fuel	5,461	12,763	6,899	12,075
Naphtha	2,132	4,617	3,555	6,737
Fuel oil (including bunker fuel)	1,294	2,780	1,734	3,645
Other oil products	5,584	11,217	7,949	14,599
Subtotal oil products	72,982	157,056	101,001	182,371
Natural gas	7,083	15,010	9,649	18,677
Crude oil	6,756	13,772	13,251	22,398
Nitrogen products and renewables	122	231	466	809
Breakage	1,072	2,214	834	1,373
Electricity	756	1,326	534	2,087
Services, agency and others	1,394	2,661	1,508	2,747
Domestic market	90,165	192,270	127,243	230,462
Exports	21,950	56,964	40,401	75,511
Crude oil	14,416	43,225	27,589	52,632
Fuel oil (including bunker fuel)	6,580	11,952	11,224	21,089
Other oil products and other products	954	1,787	1,588	1,790
Sales abroad (2)	1,725	3,674	3,316	6,628
Foreign Market	23,675	60,638	43,717	82,139
Sales revenues	113,840	252,908	170,960	312,601
(1) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(2) Sales revenues from operations outside of Brazil, including trading and excluding exports.

		Consolidated
	2023		2022
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Brazil	90,165	192,270	127,243	230,462
Domestic market	90,165	192,270	127,243	230,462
China	4,846	17,792	7,581	15,766
Americas (except United States)	6,107	13,501	10,699	19,371
Europe	3,455	10,459	10,141	16,653
Asia (except China and Singapore)	3,642	7,844	2,321	4,923
United States	3,658	6,578	6,032	11,941
Singapore	1,961	4,455	6,935	13,470
Others	6	9	8	15
Foreign market	23,675	60,638	43,717	82,139
Sales revenues	113,840	252,908	170,960	312,601

In the period from January to June 2023, the revenues of two clients in the Refining, Transportation and Marketing (RTM) segment individually represent 16% and 11% of the company's revenues. In the same period of 2022, only one customer in the RTM segment represented 14% of the company's total revenue.

20

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

5.	Costs and expenses by nature

5.1.	Cost of sales

			Consolidated
		2023	2022
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Raw material, products for resale, materials and third-party services (1)	(28,153)	(65,010)	(39,525)	(69,782)
Depreciation, depletion and amortization	(12,652)	(25,096)	(13,677)	(27,093)
Production taxes	(13,345)	(27,802)	(19,828)	(40,974)
Employee compensation	(2,009)	(4,008)	(2,069)	(4,125)
Total	(56,159)	(121,916)	(75,099)	(141,974)
(1) It Includes short-term leases and inventory turnover.

5.2.	Selling expenses

		Consolidated
	2023		2022
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Materials, third-party services, freight, rent and other related costs	(5,070)	(10,399)	(4,922)	(9,889)
Depreciation, depletion and amortization	(764)	(1,541)	(1,066)	(2,104)
Allowance for expected credit losses	21	(86)	(30)	(70)
Employee compensation	(134)	(265)	(118)	(232)
Total	(5,947)	(12,291)	(6,136)	(12,295)

5.3.	General and administrative expenses
		Consolidated

	Apr-Jun	2023 Jan-Jun	Apr-Jun	2022 Jan-Jun
Employee compensation	(1,209)	(2,398)	(1,060)	(2,096)
Materials, third-party services, rent and other related costs	(555)	(1,084)	(411)	(814)
Depreciation, depletion and amortization	(157)	(294)	(118)	(238)
Total	(1,921)	(3,776)	(1,589)	(3,148)

6.	Other income and expenses
		Consolidated
	2023		2022
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Unscheduled stoppages and pre-operating expenses	(2,971)	(5,565)	(2,520)	(4,472)
Pension and medical benefits – retirees	(1,465)	(2,925)	(1,245)	(2,487)
Losses related to legal, administrative and arbitration proceedings	(1,361)	(2,680)	(1,485)	(2,792)
Variable compensation program	(649)	(1,374)	(638)	(1,256)
Profit Sharing	(158)	(338)	(168)	(329)
Gains (losses) on decommissioning of returned/abandoned areas	(58)	(61)	(15)	(140)
Results from co-participation agreements in bid areas	(1)	143	14,243	14,243
Gains/(losses) with Commodities Derivatives	(47)	363	(809)	(1,091)
Amounts recovered from Lava Jato investigation (1)	20	483	−	60
Government grants	358	896	616	1,001
Early termination and cash outflows revision of lease agreements	445	1,313	882	2,022
Expenses/Reimbursements from E&P partnership operations	588	1,423	638	776
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	3,416	5,993	1,828	4,300
Others (2)	(480)	(2,458)	(397)	(575)
Total	(2,363)	(4,787)	10,930	9,260
(1) Up to the year ended December 31, 2022, the amount recovered of R$ 6,719 was recognized through collaboration and leniency agreements entered into with individuals and legal entities.
(2) It includes, in 2023, expenses with compensation for the termination of a vessel charter agreement in the amount of R$ 1,654.

21

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

7.	Net finance income (expense)

		Consolidated
	2023		2022
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Finance income	2,553	4,972	3,054	4,414
Income from investments and marketable securities (Government Bonds)	2,101	3,833	1,821	2,665
Others	452	1,139	1,233	1,749
Finance expenses	(4,295)	(8,682)	(4,691)	(8,660)
Interest on finance debt	(2,537)	(5,349)	(3,396)	(6,180)
Unwinding of discount on lease liabilities	(1,973)	(3,835)	(1,644)	(3,170)
Discount and premium on repurchase of debt securities	−	−	(404)	(538)
Capitalized borrowing costs	1,573	2,981	1,464	2,708
Unwinding of discount on the provision for decommissioning costs	(1,085)	(2,184)	(675)	(1,357)
Others	(273)	(295)	(36)	(123)
Foreign exchange gains (losses) and indexation charges	1,473	241	(14,120)	(8,528)
Foreign Exchange(1)	7,402	11,572	(8,184)	4,351
Reclassification of hedge accounting to the Statement of Income (1)	(5,337)	(11,329)	(5,442)	(12,663)
Monetary restatement of anticipated dividends and dividends payable	(1,987)	(2,151)	(1,335)	(1,336)
Recoverable taxes inflation indexation income	150	485	119	227
Others	1,245	1,664	722	893
Total	(269)	(3,469)	(15,757)	(12,774)
(1) For more information, see notes 27.3a and 27.3c.

8.	Net income by operating segment

In 2022, Petrobras implemented changes to its financial reporting system, according to the metric approved by the Executive Board. These changes did not change the allocation of Petrobras' reportable operating segments (E&P, RT&M and G&P). However, the measurement of certain components of the operating segments and of Corporate and other businesses was changed as following:

•	trade and other receivables, recoverable income taxes and other recoverable taxes, previously allocated to operating segments, are now presented in Corporate and other businesses. Expected credit losses are now also presented in Corporate and other businesses;

•	losses with commodity derivatives (within other income and expenses, net), previously presented in Corporate and other businesses, are now presented in operating segments;

•	general and administrative expenses related to logistics and fuel sales, previously presented in Corporate and other businesses, are now disclosed in the RT&M segment.

This information reflects the Company's current management model and is used by the Board of Executive Officers (Chief Operating Decision Maker - CODM) to make decisions regarding resource allocation and performance evaluation.

In this context, the information by operating segment from January to June 2022 has been restated for comparison purposes, as follows:

Consolidated Statement of Income by operating segment - Jan-Jun/2022 Reclassified
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other businesses	Eliminations	Total

Net income (loss) of the period disclosed in Jan-Jun/2022	94,633	23,974	604	(12,919)	(7,025)	99,267
Changes in the measurement	(16)	(884)	49	851	−	−
Net income (loss) of the period reclassified - Jan-Jun/2022	94,617	23,090	653	(12,068)	(7,025)	99,267

Net income (loss) of the period disclosed in Apr-Jun/2022	53,322	13,629	1,929	(11,603)	(2,793)	54,484
Changes in the measurement	(8)	(618)	29	597	−	−
Net income (loss) of the period reclassified - Apr-Jun/2022	53,314	13,011	1,958	(11,006)	(2,793)	54,484

22

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

8.1.	Net income by operating segment

Consolidated Statement of Income by operating segment – Apr-Jun/2023

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	72,922	104,328	13,701	430	(77,541)	113,840
Intersegments	71,770	1,823	3,938	10	(77,541)	−
Third parties	1,152	102,505	9,763	420	−	113,840
Cost of sales	(30,276)	(95,709)	(8,051)	(431)	78,308	(56,159)
Gross profit	42,646	8,619	5,650	(1)	767	57,681
Expenses	(2,707)	(5,682)	(3,795)	(3,399)	(21)	(15,604)
Selling	(20)	(2,525)	(3,388)	7	(21)	(5,947)
General and administrative	(86)	(417)	(85)	(1,333)	−	(1,921)
Exploration costs	(945)	−	−	−	−	(945)
Research and development	(625)	(59)	(3)	(163)	−	(850)
Other taxes	(1,634)	482	(44)	(436)	−	(1,632)
Impairment	(148)	(1,943)	−	145	−	(1,946)
Other income and expenses	751	(1,220)	(275)	(1,619)	−	(2,363)
Net income (loss) before financial results and income taxes	39,939	2,937	1,855	(3,400)	746	42,077
Net finance income (expenses)	−	−	−	(269)	−	(269)
Results in equity-accounted investments	92	(340)	83	59	−	(106)
Net Income (loss) before income taxes	40,031	2,597	1,938	(3,610)	746	41,702
Income taxes	(13,579)	(998)	(631)	2,695	(253)	(12,766)
Net income (loss) of the period	26,452	1,599	1,307	(915)	493	28,936
Attributable to:
Shareholders of Petrobras	26,456	1,599	1,212	(978)	493	28,782
Non-controlling interests	(4)	−	95	63	−	154
	26,452	1,599	1,307	(915)	493	28,936

Consolidated Statement of Income by operating segment – Apr-Jun/2022 - Reclassified

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	108,041	157,429	18,390	743	(113,643)	170,960
Intersegments	106,229	2,449	4,971	(6)	(113,643)	−
Third parties	1,812	154,980	13,419	749	−	170,960
Cost of sales	(40,228)	(131,897)	(11,677)	(729)	109,432	(75,099)
Gross profit	67,813	25,532	6,713	14	(4,211)	95,861
Expenses	12,537	(5,100)	(3,964)	(2,825)	(21)	627
Selling	(20)	(2,289)	(3,759)	(47)	(21)	(6,136)
General and administrative	(61)	(336)	(85)	(1,107)	−	(1,589)
Exploration costs	(196)	−	−	−	−	(196)
Research and development	(939)	(10)	(3)	(128)	−	(1,080)
Other taxes	(117)	(90)	(42)	(206)	−	(455)
Impairment	(625)	(222)	−	−	−	(847)
Other income and expenses	14,495	(2,153)	(75)	(1,337)	−	10,930
Net income (loss) before financial results and income taxes	80,350	20,432	2,749	(2,811)	(4,232)	96,488
Net finance income (expenses)	−	−	−	(15,757)	−	(15,757)
Results in equity-accounted investments	282	(474)	143	(5)	−	(54)
Net Income (loss) before income taxes	80,632	19,958	2,892	(18,573)	(4,232)	80,677
Income taxes	(27,318)	(6,947)	(934)	7,567	1,439	(26,193)
Net income (loss) of the period	53,314	13,011	1,958	(11,006)	(2,793)	54,484
Attributable to:
Shareholders of Petrobras	53,319	13,011	1,825	(11,032)	(2,793)	54,330
Non-controlling interests	(5)	−	133	26	−	154
	53,314	13,011	1,958	(11,006)	(2,793)	54,484

23

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment - Jan-Jun/2023
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	154,644	233,380	28,524	818	(164,458)	252,908
Intersegments	152,037	4,285	8,119	17	(164,458)	−
Third parties	2,607	229,095	20,405	801	−	252,908
Cost of sales	(63,419)	(209,312)	(15,672)	(829)	167,316	(121,916)
Gross profit	91,225	24,068	12,852	(11)	2,858	130,992
Expenses	(3,345)	(11,823)	(7,846)	(5,841)	(44)	(28,899)
Selling	(55)	(5,300)	(6,778)	(114)	(44)	(12,291)
General and administrative	(172)	(822)	(164)	(2,618)	−	(3,776)
Exploration costs	(1,762)	−	−	−	−	(1,762)
Research and development	(1,270)	(69)	(10)	(301)	−	(1,650)
Other taxes	(1,724)	(76)	(90)	(781)	−	(2,671)
Impairment	(78)	(2,029)	−	145	−	(1,962)
Other income and expenses	1,716	(3,527)	(804)	(2,172)	−	(4,787)
Net income (loss) before financial results and income taxes	87,880	12,245	5,006	(5,852)	2,814	102,093
Net finance income (expenses)	−	−	−	(3,469)	−	(3,469)
Results in equity-accounted investments	186	(274)	106	57	−	75
Net Income (loss) before income taxes	88,066	11,971	5,112	(9,264)	2,814	98,699
Income taxes	(29,879)	(4,163)	(1,702)	5,245	(957)	(31,456)
Net income (loss) of the period	58,187	7,808	3,410	(4,019)	1,857	67,243
Attributable to:
Shareholders of Petrobras	58,198	7,808	3,222	(4,147)	1,857	66,938
Non-controlling interests	(11)	−	188	128	−	305
	58,187	7,808	3,410	(4,019)	1,857	67,243

Consolidated Statement of Income by operating segment - Jan-Jun/2022 - Reclassified
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total

Sales revenues	210,608	285,905	36,045	1,401	(221,358)	312,601
Intersegments	207,178	4,707	9,461	12	(221,358)	−
Third parties	3,430	281,198	26,584	1,389	−	312,601
Cost of sales	(80,340)	(244,062)	(26,949)	(1,378)	210,755	(141,974)
Gross profit	130,268	41,843	9,096	23	(10,603)	170,627
Expenses	12,274	(8,284)	(8,550)	(5,956)	(41)	(10,557)
Selling	(29)	(4,412)	(7,711)	(102)	(41)	(12,295)
General and administrative	(129)	(660)	(169)	(2,190)	−	(3,148)
Exploration costs	(604)	−	−	−	−	(604)
Research and development	(1,848)	(23)	(17)	(273)	−	(2,161)
Other taxes	(193)	(129)	(94)	(350)	−	(766)
Impairment	(618)	(222)	3	(6)	−	(843)
Other income and expenses	15,695	(2,838)	(562)	(3,035)	−	9,260
Net income (loss) before financial results and income taxes	142,542	33,559	546	(5,933)	(10,644)	160,070
Net finance income (expenses)	−	−	−	(12,774)	−	(12,774)
Results in equity-accounted investments	539	941	292	(10)	−	1,762
Net Income (loss) before income taxes	143,081	34,500	838	(18,717)	(10,644)	149,058
Income taxes	(48,464)	(11,410)	(185)	6,649	3,619	(49,791)
Net income (loss) of the period	94,617	23,090	653	(12,068)	(7,025)	99,267
Attributable to:
Shareholders of Petrobras	94,628	23,090	384	(12,186)	(7,025)	98,891
Non-controlling interests	(11)	−	269	118	−	376
	94,617	23,090	653	(12,068)	(7,025)	99,267

The balance of depreciation, depletion and amortization by business segment is shown below:

24

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Total
Apr-Jun/2023	12,319	2,972	645	146	16,082
Apr-Jun/2022	13,701	2,662	481	152	16,996
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Total
Jan-Jun/2023	23,821	5,871	1,288	288	31,268
Jan-Jun/2022	26,642	5,653	1,043	262	33,600
8.2.	Assets by operating segment
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other business	Elimina-tions	Total

Consolidated assets by operating segment - 06.30.2023

Current assets	12,249	52,094	2,210	93,315	(23,052)	136,816
Non-current assets	622,083	113,871	30,931	86,758	−	853,643
Long-term receivables	37,865	10,016	487	74,386	−	122,754
Investments	1,925	4,953	773	270	−	7,921
Property, plant and equipment	568,692	98,294	29,272	10,389	−	706,647
Operating assets	500,426	84,005	18,051	8,295	−	610,777
Under construction	68,266	14,289	11,221	2,094	−	95,870
Intangible assets	13,601	608	399	1,713	−	16,321
Total Assets	634,332	165,965	33,141	180,073	(23,052)	990,459

Consolidated assets by operating segment - 12.31.2022

Current assets	27,259	62,794	2,041	98,422	(27,464)	163,052
Non-current assets	579,735	116,858	37,533	79,531	−	813,657
Long-term receivables	33,140	9,450	492	67,640	−	110,722
Investments	1,976	5,098	905	193	−	8,172
Property, plant and equipment	531,550	101,728	35,747	10,157	−	679,182
Operating assets	480,481	87,925	25,085	8,267	−	601,758
Under construction	51,069	13,803	10,662	1,890	−	77,424
Intangible assets	13,069	582	389	1,541	−	15,581
Total Assets	606,994	179,652	39,574	177,953	(27,464)	976,709

9.	Trade and other receivables
9.1.	Trade and other receivables, net
	Consolidated
	06.30.2023	12.31.2022
Receivables from contracts with customers
Third parties	22,209	27,184
Related parties
Investees (note 28.5)	570	486
Subtotal	22,779	27,670
Other trade receivables
Third parties
Receivables from divestments and Transfer of Rights Agreement (1)	7,820	10,026
Lease receivables	1,824	2,054
Other receivables	2,810	3,993
Related parties
Petroleum and alcohol accounts – receivables from Brazilian Government	3,285	3,143
Subtotal	15,739	19,216
Total trade receivables	38,518	46,886
Expected credit losses (ECL) – Third parties	(7,812)	(8,000)
Expected credit losses (ECL) – Related parties	(14)	(15)
Total trade receivables, net	30,692	38,871
Current	21,041	26,142
Non-current	9,651	12,729
(1) On 06.30.2023, refers mainly to receivables for the operations of Atapu, Sépia, Carmópolis, Roncador, Miranga, Baúna, Pampo and Enchova, Breitener and Polo Potiguar.

25

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Accounts receivable are classified in the amortized cost category, except for certain receivables with final price formation after the transfer of control of products that depend on the variation in the value of the commodity, classified in the category fair value through profit or loss, whose value on June 30, 2023 totaled R$ 2,530 (R$ 2,451 as of December 31, 2022).

The balance of receivables from divestments was reduced mainly by earn out receipts related to Sépia and Atapu (R$ 2,007) and Baúna (R$ 438).

9.2.	Aging of trade and other receivables – third parties
		Consolidated
	06.30.2023		12.31.2022
	Trade receivables	Expected credit losses (ECL)	Trade receivables	Expected credit losses (ECL)
Current	25,573	(259)	33,778	(203)
Overdue:
Until 3 months	527	(178)	986	(252)
3 – 6 months	188	(169)	159	(143)
6 – 12 months	483	(297)	330	(265)
More than 12 months	7,892	(6,909)	8,004	(7,137)
Total	34,663	(7,812)	43,257	(8,000)

9.3.	Changes in provision for expected credit losses - third parties and related parties
	Consolidated
	2023 Jan-Jun	2022 Jan-Jun
Opening balance	8,015	8,083
Additions	475	370
Reversals	(243)	(196)
Write-offs	(166)	(104)
Cumulative translation adjustment	(255)	(233)
Closing balance	7,826	7,920
Current	1,364	994
Non-current	6,462	6,926
10.	Inventories
	Consolidated
	06.30.2023	12.31.2022
Crude oil	15,507	19,505
Oil products	13,943	17,102
Intermediate products	2,704	3,063
Natural gas and LNG (1)	609	706
Biofuels	61	75
Fertilizers	7	19
Total products	32,831	40,470
Materials, suppliers and others	6,410	5,334
Total	39,241	45,804
(1) Liquefied Natural Gas

Consolidated inventories are presented net of losses for adjustment to their net realizable value, these adjustments being mainly due to fluctuations in international oil prices and their oil products and, they are recognized in the statement of income for the period as cost of sales. In the period from January to June 2023, there was a R$ 22 loss within cost of sales, adjusting inventories to net realizable value (a R$ 15 loss within cost of sales in the period from January to June 2022).

As of June 30, 2023, the company has a volume of oil and/or oil product inventories given as guarantee of the Term of Financial Commitments (TFC) related to the PPSP-R, PPSP R pre 70 and PPSP NR pre 70 Pension plans, signed in 2008 with Fundação Petrobras de Seguridade Social - Petros, in the estimated amount of R$ 4.239, after deducting the partial early settlement.

26

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

11.	Trade payables
	Consolidated
	06.30.2023	12.31.2022
Third parties in Brazil	17,224	18,248
Third parties abroad	8,910	10,096
Related parties	34	163
Total in current liabilities	26,168	28,507

12. Taxes 12.1. Income tax and social contribution Current taxes
Income tax and social contribution	Consolidated
	Current assets		Current liabilities		Non-current liabilities
	06.30.2023	12.31.2022	06.30.2023	12.31.2022	06.30.2023	12.31.2022
Taxes in Brazil
Income taxes	960	833	695	13,074	−	−
Income taxes – Tax settlement programs	−	−	271	259	1,518	1,578
	960	833	966	13,333	1,518	1,578
Taxes abroad	17	26	1,780	1,712	−	−
Total	977	859	2,746	15,045	1,518	1,578

Reconciliation between statutory tax rate and effective tax expense rate

The reconciliation of taxes calculated according to nominal rates and the amount of registered taxes are shown below:

		Consolidated
	2023		2022
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Net income before income taxes	41,702	98,699	80,677	149,058
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(14,179)	(33,558)	(27,430)	(50,680)
Adjustments to arrive at the effective tax rate:
Interest on capital	2,965	2,965	1,899	1,895
Different jurisdictional tax rates for companies abroad	(683)	595	1,009	2,043
Brazilian income taxes on income of companies incorporated outside Brazil (1)	(492)	(1,018)	(1,613)	(3,155)
Tax incentives	161	383	8	51
Tax loss carryforwards (unrecognized tax losses)	(61)	(89)	(48)	(36)
Non-taxable income (non-deductible expenses), net	(5)	28	185	319
Post-retirement benefit	(495)	(896)	(218)	(940)
Results of equity-accounted investments in Brazil and abroad	(35)	25	(12)	621
Others	58	109	27	91
Income tax expenses	(12,766)	(31,456)	(26,193)	(49,791)
Deferred income taxes	(4,003)	(7,501)	(136)	(10,271)
Current income taxes	(8,763)	(23,955)	(26,057)	(39,520)
Effective tax rate of income taxes	30.6%	31.9%	32.5%	33.4%

(1) Income tax and social contribution in Brazil referring to income earned in the years by investees abroad, according to provisions provided for in Law No. 12,973 / 2014.

27

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Deferred income taxes - non-current

The table below shows the movement in the periods:

	Consolidated
	2023	2022
	Jan-Jun	Jan-Jun
Opening balance	(30,878)	(3,486)
Recognized in income of the period	(7,501)	(10,271)
Recognized in shareholders’ equity	(11,894)	(13,656)
Cummulative Translation Adjustment	(108)	(31)
Use of tax credits	−	(5,819)
Others	123	17
Final balance	(50,258)	(33,246)

The table below shows the composition and basis for realization of deferred tax assets and liabilities:

Consolidated

Nature	Basis for realization	06.30.2023	12.31.2022
Property, plant and equipment - Cost of prospecting and dismantling areas	Depreciation, Amortization and Write-off of Assets	4,405	824
Property, plant and equipment - Impairment	Amortization, Write-off of Assets and Impairment Reversal	18,187	18,795
Property, plant and equipment – Depreciation, accelerated and linear x unit produced and capitalized charges	Depreciation, Amortization and Write-off of Assets	(84,630)	(80,553)
Loans, accounts receivable / payable and financing	Payments, Receipts and Consideration	(8,698)	4,228
Leases	Appropriation of consideration	(1,469)	2,266
Provision for lawsuits	Payment and reversal of the provision	5,086	4,618
Tax losses	Compensation of 30% of taxable income	4,593	4,771
Inventories	Sale, Write-Off and Loss	904	1,740
Employee benefits, mainly pension plan	Payment and reversal of the provision	7,395	7,918
Others		3,969	4,515
Total		(50,258)	(30,878)
Deferred income taxes – assets		3,233	4,342
Deferred income taxes – liabilities		(53,491)	(35,220)

Uncertain tax treatments

Between April and July, 2023, the Company received additional charges from the Dutch tax authority, due to a final assessment on the calculation of the Corporate Income Tax (CIT) of subsidiaries in the Netherlands from 2018 to 2020, arising from the valuation for tax purposes of platforms and equipment nationalized under the Repetro tax regime, in the amount of R$ 2,361 (U$S 490 million).

Tax treatments related to 2019 to 2022 of certain subsidiaries have not yet been assessed by this tax authority. Any charges by the Dutch tax authority for those years, on a similar basis to the periods already assessed, could reach the amount of R$ 1,576 (U$S 327 million). Thus, the total amount of these uncertain tax treatments is R$ 3,937 (U$S 817 million).

The Company continue to defend its position, but understands that the tax authority is unlikely to fully accept this tax treatment. Thus, a liability was recognized with a corresponding effect in income taxes within the statement of income statement for the period, by means of the expected value method, constituted by the sum of amounts weighted by the probability of loss.

28

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

12.2.	Other taxes

Consolidated

Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (1)
	06.30.2023	12.31.2022	06.30.2023	12.31.2022	06.30.2023	12.31.2022	06.30.2023	12.31.2022
Taxes in Brazil:
Current/Deferred VAT Rate (VAT)	3,493	3,734	2,605	2,470	4,468	3,646	−	−
Current/Deferred PIS and COFINS	1,572	1,970	13,007	12,323	583	148	567	466
PIS and COFINS - Law 9,718/98	−	−	3,491	3,429	−	−	−	−
Production taxes/Royalties	−		−	−	8,748	10,416	718	594
Withholding income taxes	−	−	−	−	417	779	−	−
Others (2)	274	218	1,415	1,424	1,414	820	435	471
Total in Brazil	5,339	5,922	20,518	19,646	15,630	15,809	1,720	1,531
Taxes abroad	37	38	59	69	159	97	−	−
Total	5,376	5,960	20,577	19,715	15,789	15,906	1,720	1,531

(1) The amounts of taxes and contributions in non-current liabilities are classified in "Other liabilities".

(2) Includes, on June 30, 2023, in current liabilities, the amount of R$ 563 referring to the Export Tax on crude oil exports, which was in effect from March 1 to June 30, 2023. During the Export Tax collection period, the company calculated and recorded R$ 1,492 in tax expenses.

13.	Employee benefits

Employee benefits are all forms of consideration given by an entity in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and other managers. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	Consolidated
	06.30.2023	12.31.2022
Liabilities
Short-term employee benefits	6,682	7,576
Termination benefits	807	1,005
Post-retirement benefits	60,821	58,675
Total	68,310	67,256
Current	10,594	11,555
Non-current	57,716	55,701

13.1.       Short-term benefits

	Consolidated
	06.30.2023	12.31.2022
Variable compensation program – Employees	1,550	2,552
Accrued vacation and christmas bonus	3,440	2,634
Salaries and related charges and other provisions	1,346	1,704
Profit sharing	346	686
Total	6,682	7,576
Current	6,504	7,413
Non-current (1)	178	163

(1) Refers to the balance of the deferral for 4 years of 40% of the PPP portion of the administrators and executive managers.

The company recognized the following amounts in the income statement:

	Consolidated

	Apr-Jun	2023 Jan-Jun	Apr-Jun	2022 Jan-Jun
Costs/Expenses in the statement of income
Salaries, vacation, christmas bonus, charges over provisions and others	(4,242)	(8,120)	(3,836)	(7,365)
Variable compensation program (1)	(649)	(1,374)	(638)	(1,256)
Profit sharing (1)	(158)	(338)	(168)	(329)
Manager compensations and charges	(17)	(29)	(11)	(26)
Total	(5,066)	(9,861)	(4,653)	(8,976)

(1) Includes complement/reversion of previous programs.

29

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

13.1.1 Variable compensation program

Performance award program (PPP)

Until June 2023, the company paid the 2022 PPP to employees in the amount of R$2,824 (R$2,620 in the parent company), considering compliance with the company's performance metrics and the individual performance of all employees.

With regard to the 2023 financial year, a proposal for reviewing Petrobras' PPP model is under study. However, in view of the expectation of maintaining a program with a similar nature to that of 2022, Petrobras provisioned, in the period from January to June 2023, R$ 1,247 (R$ 1,192 in the period from January to June 2022) referring to the variable remuneration of 2023 of employees, recorded in other operating expenses and, in the consolidated, R$ 1,367 (R$ 1,256 in the period from January to June 2022) with the other programs of the consolidated companies.

Profit Sharing (PLR)

Until June 2023, the company paid the 2022 PLR to employees in the amount of R$ 678 (R$ 643 in the parent company), considering the PLR 2021 2022 rule approved by the Secretaria de Coordenação e Governança das Empresas Estatais (Secretariat for Coordination and Governance of State-owned Companies - Sest), of the Federal Government, which covers employees who do not occupy bonuses functions and provides for individual limits according to the remuneration of participants.

In the period from January to June 2023, the company provisioned R$340 (R$328 in the parent company) referring to employees' profit sharing for the year 2023, recorded in other operating expenses. In the period from January to June 2022, the provision was R$ 333 (R$ 300 in the parent company) related to PLR 2022.

13.2.       Termination benefits

These are those provided by the termination of the employment contract as a result of: i) the entity's decision to terminate the employee's employment relationship before the normal retirement date; or ii) employee's decision to accept an offer of benefits in exchange for termination of employment.

The company has voluntary termination programs (PDV), incentive retirement (PAI), specific termination programs for the corporate segment and for employees assigned to units in the process of divestment, which basically provide for the same legal and indemnity benefits.

Considering the set of programs, there are 11,745 adhesions accumulated until June 30, 2023 (11,688 adhesions until December 31, 2022).

The change in the provision is shown below:

	Consolidated
	2023	2022
	Jan-Jun	Jan-Jun
Opening Balance	1,005	1,950
Effects in the statement of income	(27)	29
Enrollments	24	25
Revision of provisions	(51)	4
Effect in cash and cash equivalents	(171)	(805)
Use due to termination	(171)	(805)
Saldo final	807	1,174
Current	339	647
Non Current	468	527

The recognition of the provision for expenses with the retirement programs occurs as the employees join.

30

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The company deferred the payment of indemnities in two installments, the first at the time of termination, together with the legal severance payments, and the second, when applicable, 12 months after the payment of the first installment.

On June 30, 2023, the amount of R$ 146 corresponds to the second installment of 565 employees dismissed and the amount of R$ 661 corresponds to 1,225 employees enrolled in the voluntary termination programs with a forecast of leaving by September 2025, totaling the amount of R$ 807.

13.3.       Post-employment benefits

The company maintains a health care plan for its employees in Brazil (active and retired) and their dependents and five other main post-retirement pension benefits (collectively referred to as “company pension plans”).

The balances related to post-employment benefits granted to employees are shown below:

	Consolidated
	06.30.2023	12.31.2022
Liabilities
Health Care Plan: Saúde Petrobras	31,501	30,330
Petros Pension Plan - Renegotiated (PPSP-R)	18,988	18,813
Petros Pension Plan - Non-renegotiated (PPSP-NR)	5,495	5,431
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pré 70)	2,106	1,484
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pré 70)	1,821	1,767
Petros 2 Pension Plan (PP-2)	910	850
Total	60,821	58,675
Current	3,751	3,750
Non-current	57,070	54,925

Health Care Plan

The health care plan, named “Saúde Petrobras”, is managed by the Petrobras Health Association (APS), a non-profit civil association and includes prevention and health care programs. The plan covers all current employees, retirees and is open to new employees.

Benefits are paid by the Company based on the costs incurred by the participants. The financial participation of the Company and the beneficiaries on the expenses is established in the collective bargaining agreement (ACT), being 60% (sixty percent) by the company and 40% (forty percent) by the participants.

Pension plans

The Company’s post-retirement plans are managed by Petros Foundation (Fundação Petrobras de Seguridade Social), which was established by Petrobras (Sponsor) as a nonprofit legal entity governed by private law with administrative and financial autonomy.

The net obligation with pension plans recorded by the company has a different recognition methodology than that applicable to pension funds, regulated by the Conselho Nacional de Previdência Complementar.

The main differences in accounting practices adopted in Brazil (CNPC and CVM) between the Pension Fund and the Sponsor for calculating the actuarial commitment on December 31, 2022 are shown below:

31

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	PPSP-R (1)	PPSP-NR (1)
Deficit registered by Petros	1,721	1,781
Ordinary and extraordinary future contributions - sponsor	21,977	5,627
Contributions related to the TFC - sponsor	3,608	2,041
Financial assumptions (interest and Inflation rates), adjustment in the value of plan assets and calculation methodology	(7,009)	(2,251)
Net actuarial liability recorded by the Company	20,297	7,198
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

On March 29, 2023, the Petros Deliberative Council approved the financial statements of the pension plans for the year ended on December 31, 2022, sponsored by the company.

Deficit Settlement Plan 2021 referring to the PPSP-R plan

On April 1st, 2023, the deficit equation plan (PED) for the 2021 fiscal year of the Petros Renegotiated Plan (PPSP-R) came into effect, with the start of extraordinary charges on the payroll of assets and beneficiaries from April/ 23, after a favorable statement by SEST (the supervisory body of the sponsor Petrobras), which took place on March 17, 2023.

The PED 2021 had already been approved by Petros' Deliberative Council (CD) on November 10, 2022 and the deficit calculated for the 2021 fiscal year of R$ 8,515, must be equated equally between the sponsors and the participants of the PPSP-R, subject to the contribution parity limit, and Petrobras will have the total amount of R$ 4,012, positioned on December 31, 2022, which will be paid in monthly installments for the entire period of existence of the plan.

13.3.1 Amounts in the financial statements related to defined benefit plans

The net actuarial liability represents the company's obligations, net of the fair value of plan assets (when applicable), at present value.

The movement of obligations with pension and health plans with a defined benefit feature is shown below:

	Consolidated

			Pension Plans	Health Care Plan
	PPSP-R (1)	PPSP-NR (1)	PP2	AMS - Saúde Petrobras	Total
Balance on December 31, 2022	20,297	7,198	850	30,330	58,675
Recognized in income – cost and expenses	1,221	421	77	2,129	3,848
Current service cost	27	6	26	360	419
Interest cost, net	1,194	415	51	1,769	3,429
Recognized in Equity - other comprehensive income	570	−	−	−	570
Remeasurement: (Gains) / Actuarial losses (2)	570	−	−	−	570
Cash effect	(994)	(304)	(17)	(958)	(2,273)
Payment of contributions	(923)	(275)	(17)	(958)	(2,173)
Term of Financial Commitment (TCF)	(71)	(29)	−	−	(100)
Other changes	−	1	−	−	1
Balance on June 30, 2023	21,094	7,316	910	31,501	60,821
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) Refers to the complement of 2022 year.

	Consolidated
	Pension Plans			Health Care Plan	Other plans
	PPSP-R (1)	PPSP-NR (1)	PP2	AMS - Saúde Petrobras		Total
Balance on December 31, 2021	22,599	6,523	918	25,029	61	55,130
Recognized in income – cost and expenses	1,183	374	83	1,570	−	3,210
Current service cost	25	3	34	270	−	332
Interest cost, net	1,158	371	49	1,300	−	2,878
Cash effects	(5,965)	(1,917)	−	(839)	−	(8,721)
Payment of contributions	(728)	(243)	−	(839)	−	(1,810)
Term of Financial Commitment (TCF)	(5,237)	(1,674)	−	−	−	(6,911)
Other changes	−	−	4	4	(58)	(50)
Balance on June 30, 2022	17,817	4,980	1,005	25,764	3	49,569
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

32

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The net expense with pension and health plans is presented below:

	Pension plans			Health Care Plan
	PPSP-R (1)	PPSP-NR (1)	PP2	AMS - Saúde Petrobras	Total
Related to active employees (cost and expenses)	(116)	(23)	(36)	(748)	(923)
Related to retired employees (other income and expenses)	(1,105)	(398)	(41)	(1,381)	(2,925)
Expense in the statement of income - Jan-Jun/2023	(1,221)	(421)	(77)	(2,129)	(3,848)
Related to active employees (cost and expenses)	(91)	(15)	(47)	(570)	(723)
Related to retired employees (other income and expenses)	(1,092)	(359)	(36)	(1,000)	(2,487)
Expense in the statement of income - Jan-Jun/2022	(1,183)	(374)	(83)	(1,570)	(3,210)
(1) It includes amounts of PPSP-R pre-70 and PPSP-NR pre-70

			Pension Plans	Health Care Plan
	PPSP-R (1)	PPSP-NR (1)	PP2	AMS - Saúde Petrobras	Total
Related to active employees (cost and expenses)	(57)	(12)	(18)	(372)	(459)
Related to retired employees (other income and expenses)	(553)	(198)	(21)	(693)	(1,465)
Expense in the statement of income - Apr-Jun/2023	(610)	(210)	(39)	(1,065)	(1,924)
Related to active employees (cost and expenses)	(46)	(8)	(23)	(283)	(360)
Related to retired employees (other income and expenses)	(546)	(179)	(18)	(502)	(1,245)
Expense in the statement of income - Apr-Jun/2022	(592)	(187)	(41)	(785)	(1,605)
(1) It includes amounts of PPSP-R pre-70 and PPSP-NR pre-70

13.3.2. Contributions

From January to June 2023, the company contributed a total of R$ 2,273 (R$ 8,721 for the period from January to June 2022) to defined benefit plans, which reduced the balance of obligations, as per the table in note 13.3.1. Additionally, it contributed R$522 (R$ 458 for the period from January to June 2022) to the defined contribution portion of the PP2 plan and R$4 of the PP3 plan (R$4 for the period from January to June 2022), which were recognized in costing and in statement of income for the year.

The contribution to the defined benefit portion of the PP-2, which had been suspended since July 2012, was restored in April 2023, pursuant to a decision by the Petros Foundation's Deliberative Council. Thus, a portion of the monthly contribution will be destined to risk coverage (payment of sickness allowance, reclusion allowance, lump sum death benefit and minimum guarantees) to reduce the balance of the actuarial liability.

14.	Provisions for legal proceedings, judicial deposits and contingent liabilities

14.1 Provisions for legal proceedings

The company sets up provisions in judicial, administrative and arbitration proceedings in an amount sufficient to cover losses considered probable and for which a reliable estimate can be made. The main actions refer to:

•	Labor lawsuits, highlighting: (i) various labor claims; (ii) individual actions to review the methodology for calculating the Minimum Remuneration by Level and Regime (RMNR); and (iii) third-party claims.
•	Tax claims including: (i) tax notices for alleged non-compliance with ancillary obligations; (ii) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable; and (iii) claims for alleged non-payment of CIDE on imports of propane and butane.
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) administrative and judicial proceedings that discuss the difference in special participation and royalties in different fields; and (iii) fines imposed by the Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP), especially those relating to production measurement systems.

33

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar-São Paulo State Park.

Provisions for legal proceedings are set out as follows:

	Consolidated
Non-current liabilities	06.30.2023	12.31.2022
Labor claims	3,902	3,844
Tax claims	2,581	2,433
Civil claims	9,003	7,847
Environmental claims	1,520	1,579
Total	17,006	15,703
	Consolidated
	2023 Jan-Jun	2022 Jan-Jun
Opening Balance	15,703	11,263
Additions, net of reversals	1,700	1,070
Use of provision	(1,322)	(421)
Accruals and charges	947	253
Others	(22)	(58)
Closing balance	17,006	12,107

In the preparation of the interim financial information for the period ended on June 30, 2023, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

In the period from January to June 2023, the increase in liabilities is mainly due to changes in the following cases: (i) R$770 in the provision for civil litigation involving contractual issues; (ii) R$202 in the provision for civil litigation involving the purchase and sale of assets; (iii) R$126 in the provision for labor claims, partially offset by (iv) a reduction of R$104 due to an agreement involving environmental processes of administrative responsibility.

14.2 Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	06.30.2023	12.31.2022
Tax	45,542	41,095
Labor	4,751	4,735
Civil	13,082	10,899
Environmental	551	569
Others	339	373
Total	64,265	57,671

	Consolidated
	2023 Jan-Jun	2022 Jan-Jun
Opening Balance	57,671	44,858
Additions	3,971	4,362
Use	(243)	(225)
Accruals and charges	2,898	1,949
Others	(32)	(50)
Closing balance	64,265	50,894

From January to June 2023, the company made judicial deposits in the amount of R$3,971, with emphasis on: (i) R$1,044 referring to production taxes amounts related to the unification of fields (Cernambi, Tupi, Tartaruga Verde and Tartaruga Mestiça); (ii) R$978 referring to Corporate Income Tax and Social Contribution Tax for not adding the income of subsidiaries and affiliates domiciled abroad to the parent company's Corporate Income Tax and Social Contribution Tax calculation basis; (iii) R$926 referring to the incidence of CIDE, PIS and COFINS related to the chartering of platforms; and (iv) R$457 related to the recalculation of production taxes on the production of the Albacora field.

34

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

14.3 Contingent liabilities

As of June 30, 2023, the contingent liabilities plus interest and monetary restatement, estimated for legal proceedings, whose probability of loss is considered possible, are presented in the following table:

	Consolidated
Nature	06.30.2023	12.31.2022
Tax	170,097	167,457
Labor	46,393	43,163
Civil	42,327	39,381
Environmental	7,232	6,561
Total	266,049	256,562

The main contingent liabilities are:

•	Tax matters comprising: i) withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters; (ii) income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL); (iii) collection of customs taxes and fines related to imports under the Repetro regime in the Frade consortium; (iv) collection of VAT tax (ICMS) involving several states; (v) collection of PIS and COFINS, resulting from the payment of taxes negotiated with the Brazilian Federal Government, excluding the payment of fines; and (vi) deduction from the PIS and COFINS tax base, including ship-or-pay agreements and chartering of aircraft and vessels.
•	Labor matters comprising mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
•	Civil matters comprising mainly: (i) lawsuits related to contracts; (ii) administrative and judicial proceedings that discuss difference in special participation and royalties in several fields, including unification of fields; and (iii) fines from regulatory agencies, especially the ANP.
•	Environmental matters, with emphasis on indemnities and reparations for damages and environmental fines related to the company's operations.

In the period from January to June 2023, the increase in contingent liabilities is mainly due to: (i) R$ 2,335 referring to class actions that require the review of the methodology for calculating the Minimum Remuneration by Level and Regime (RMNR); (ii) R$1,285 referring to the incidence of PIS/COFINS on tax amnesties; (iii) R$1,275 referring to the incidence of CIDE and PIS/COFINS related to the chartering of platforms; (iv) R$1,139 referring to lawsuits involving reversal of ICMS VAT credit; (v) R$1,134 of civil lawsuits involving contractual matters involving foreign subsidiaries; (vi) R$866 referring to administrative and judicial proceedings that discuss the difference in special participation and royalties in different fields, including the unification of fields; (vii) R$831 related to labor claims; (viii) R$691 related to civil litigation involving contractual matters in Brazil; (ix) R$601 referring to the infraction notice, for the collection, by joint liability, of customs taxes and fines resulting from the importation of goods under the Repetro regime, for use in the Frade consortium; (x) R$599 referring to fines from regulatory agencies; and (xi) R$511 referring to Corporate Income Tax (IRPJ) and Social Contribution (CSLL) for not adding the income of subsidiaries and affiliates domiciled abroad to the parent company's Corporate Income Tax (IRPJ) and Social Contribution (CSLL) calculation basis. These effects were partially offset mainly by (xii) R$3,391 from the transfer to remote loss due to a favorable decision referring to ICMS VAT tax disputes involving the tax classification of goods; and (xiii) R$509 referring to the levy of ICMS VAT tax on imports.

14.4 RMNR - Minimum Remuneration by Level and Work Regime

There are several lawsuits related to the Minimum Remuneration by Level and Work Regime (RMNR), with the objective of revising its calculation criteria.

The RMNR consists of a guaranteed minimum remuneration for employees, based on salary level, working conditions and geographic location. This compensation policy was created and implemented by Petrobras in 2007 through collective bargaining with union representatives, and approved at employee meetings, being questioned three years after its implementation.

35

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

In 2018, the Superior Labor Court (TST) ruled against the Company, which filed extraordinary appeals against its decision. However, the Federal Supreme Court (STF) suspended the effects of the decision rendered by the TST and determined the national suspension of the ongoing processes related to the RMNR.

On July 29, 2021, a monocratic decision was published in which the Reporting Justice granted the Extraordinary Appeal filed in one of the proceedings to reestablish the judgment that dismissed the copyright requests, accepting the Company's thesis and recognizing the validity of the collective bargaining agreement freely signed between Petrobras and the labor unions, reversing the decision of the TST.

In February 2022, the trial of the grievances filed by the plaintiff and several amici curiae began. Currently, the judgment is in progress in the First Panel of the Federal Supreme Court, with 3 votes in favor of the company, confirming that the prevailing understanding is in the sense of recognizing the validity of the collective bargaining agreement freely signed between companies and unions, and 1 vote against. One of the Justices who had voted in favor of Petrobras asked for a review after the dissenting vote was delivered, suspending the judgment.

As of June 30, 2023, there are several lawsuits related to the Minimum Remuneration by Level and Work System (RMNR) reflected in the company's interim financial information, with R$846 classified as a probable loss, recognized in liabilities as a provision for legal and administrative proceedings, and R$37,873 classified as a possible loss.

14.5 Class action and related proceedings

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action in the Netherlands, at the District Court of Rotterdam, against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers. The Foundation alleges that it represents the interests of an unidentified group of investors and claims that, based on the facts revealed by Lava-Jato Operation, the defendants acted illegally before investors. On 26 May 2021, the District Court of Rotterdam decided that the class action must proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and being represented by the Stichting Petrobras Compensation Foundation (“Foundation”). However, investors who have already initiated arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the action. The class action proceeded to the phase of discussion of matters of merit.

On July 26, 2023, the Court issued an intermediate decision on the merits, ordering the production of evidence, in relation to which the parties may express their views before the publication of the judgment on the merits, which is appealable. In addition, the Court advanced the following understandings, which must be included in the judgment on the merits, among which: i) the requests made against PIB BV and PO&G were rejected and; ii) the Court declared that Petrobras and the PGF acted illegally in relation to their investors.

The Court also confirmed that the Foundation cannot claim compensation under the class action, which will depend on the filing of subsequent actions by or on behalf of the investors by the Foundation itself, an opportunity in which Petrobras will be able to offer all the defenses already presented in the class action. and others that it deems appropriate, including in relation to the occurrence and quantification of any damages, not yet proven. In view of the uncertainties that exist at the moment, it is not possible to make any reliable assessment regarding possible risks related to this dispute. The eventual indemnification for the alleged damages will only be determined by judicial decisions in later actions to be brought by individual investors. Petrobras and the PGF deny the allegations made by the Foundation and will continue to defend themselves firmly. For more information, see explanatory note 18.4.1 to the financial statements for the year ended December 31, 2022.

In the arbitration in Argentina, in which Petrobras is held responsible for an alleged loss of market value of Petrobras shares in the country, due to the developments of Lava Jato Operation, the appeal filed by the Consumidores Damnificados Asociación Civil para su Defensa (“Association”) was denied, but the Association filed a new appeal with the Argentine Supreme Court, which was also denied, with the arbitration being sent to the Arbitration Court.

In parallel to such arbitration, the Association also filed a class action before the Civil and Commercial Court of Buenos Aires, Argentina, with Petrobras appearing spontaneously on April 10, 2023, in the context of which it alleges Petrobras' responsibility for an alleged loss of market value of Petrobras' securities in Argentina, as a result of allegations made within the scope of the Lava Jato Operation and its impact on the Company's financial statements prior to 2015. Such demand does not generate immediate financial and economic impacts for the company. Petrobras denies the allegations made by the Association and will vigorously defend itself against the accusations made by the author of the collective action.

36

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Regarding the criminal action in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, the Court of Appeals revoked, on October 21, 2021, the decision of first instance that had recognized Petrobras' immunity from jurisdiction and recommended that the lower court take steps to certify whether the company could be considered criminally immune in Argentina for a subsequent reassessment of the matter. Petrobras appealed against this decision, but the higher courts upheld the decision of the Court of Appeals. After carrying out the steps determined by the Court of Appeals, on May 30, 2023, the lower court denied the recognition of immunity from jurisdiction to Petrobras. Petrobras filed an appeal against this decision, which is still pending judgment. The Court of Appeals had also already recognized that the Association could not act as a representative of financial consumers, due to the loss of its registration with the competent Argentine bodies, which was also the subject of an appeal accepted by the Court of Cassation on September 15, 2022, recognizing the Association's right to represent financial consumers. Petrobras presented other procedural defenses, still subject to appreciation by the appellate courts of the Argentine Justice. This criminal action is pending before the Criminal Economic Court No. 2 of the city of Buenos Aires.

In relation to the other criminal action, for alleged non-compliance with the obligation to publish as a “relevant fact” in the Argentine market that there was a class action filed by Consumidores Damnificados Asociación Civil para su Defensa before the Commercial Court, no relevant events occurred in the period from January to June 2023.

The EIG Energy Fund XIV, L.P. and affiliates (“EIG”) filed a lawsuit against Petrobras, before the District Court of Columbia, United States, to recover alleged losses related to its investment in Sete Brasil Participações S.A. On August 8, 2022, the judge upheld EIG's claim as to Petrobras' responsibility for the alleged losses, but denied the motion for summary judgment with respect to damages, whereby the award of compensation will be subject to the proof of damages by EIG at a hearing and to the consideration of the defenses by the Company. In the same decision, whose effects were recognized in the company's financial statements in the third quarter of 2022, the judge denied the request to dismiss the case based on Petrobras' immunity from jurisdiction, which is why an appeal was filed with the Federal Court of Appeals for the District of Columbia. Considering the filing of the appeal, Petrobras requested the suspension of the process, which was granted by the lower court judge on October 26, 2022

On August 26, 2022, the District Court of Amsterdam granted a precautionary measure to block certain Petrobras assets in the Netherlands, at the request of EIG. The concession was based on the decision of the District Court of Columbia, on August 8, 2022, and was intended to ensure the satisfaction of EIG's claims contained in the aforementioned US lawsuit. For the purpose of this injunction alone, the District Court of Amsterdam limited EIG's claims to a total of US$ 297.2 million, although the US Court ruled that any award of damages will depend on evidence of damages by EIG at a trial hearing. There are some discussions about the scope of the assets blocked by EIG, but there is no related lawsuit pending in the Netherlands. This precautionary block does not prevent Petrobras and its subsidiaries from complying with their obligations to third parties.

14.6	Arbitrations proposed by non-controlling Shareholders in Brazil

During 2023, there were partial decisions that did not change the assessment and information on arbitrations in Brazil. For more information, see explanatory note 18.5 to the financial statements for the year ended December 31, 2022.

14.7	Legal proceedings - Compulsory Loan – Eletrobrás

In the six-month period ended June 30, 2023, there were no events that changed the assessment on this proceeding. For more information, see explanatory note 18.6 to the financial statements for the year ended December 31, 2022.

14.8	Lawsuits brought by natural gas distributors and others

In the six-month period ended June 30, 2023, there were no events that changed the assessment and information on lawsuits and arbitrations. For more information, see explanatory note 18.7 to the financial statements for the year ended December 31, 2022.

37

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

15	Provision for decommissioning costs

The following table details the amount of the decommissioning provision by production area:

	Consolidated
	06.30.2023	12.31.2022
Onshore	2,193	2,182
Shallow Waters	23,343	22,951
Deep and ultra-deep post-salt	51,189	52,114
Pre-salt	20,153	19,801
Total	96,878	97,048
	Consolidated
	2023 Jan-Jun	2022 Jan-Jun
Opening balance	97,048	87,160
Adjustment to provision	92	194
Transfers related to liabilities held for sale (1)	−	(5,473)
Payments made	(2,322)	(2,052)
Interest accrued	2,098	1,249
Others	(38)	(25)
Total	96,878	81,053

(1) In the period from January to June 2022, refers to the transfers of R$507 related to the Golfinho and Camarupim Poles, in Espírito Santo, R$1,841 related to Albacora Leste Field, in Rio de Janeiro, R$165 related to the North Pole Capixaba, in Espírito Santo, and R$2,960 related to the Potiguar Pole, in Rio Grande do Norte.

16	Other assets and liabilities
Assets	Consolidated
	06.30.2023	12.31.2022
Escrow account and/ or collateral	5,087	5,673
Advances to suppliers	7,400	8,147
Prepaid expenses	2,323	1,892
Derivatives transactions	418	281
Assets related to E&P partnerships	521	368
Others	1,154	1,016
	16,903	17,377
Current	7,259	9,271
Non-Current	9,644	8,106

Liabilities	Consolidated
	06.30.2023	12.31.2022
Obligations arising from divestments	6,994	7,068
Contractual retentions	3,401	3,134
Advances from customers	2,723	4,726
Provisions for environmental expenses, R&D and fines	3,944	3,519
Other taxes	1,720	1,531
Unclaimed dividends	1,444	1,258
Derivatives transactions	233	767
Others	3,571	3,947
	24,030	25,950
Current	13,617	15,660
Non-Current	10,413	10,290

38

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

17	Property, plant and equipment

17.1By class of assets

	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (oil and gas producing properties) (3)	Right-of-use assets	Total	Total
Balance at December 31, 2022	13,241	287,740	77,424	200,537	100,240	679,182	699,786
Accumulated cost	22,659	550,097	124,904	352,617	154,805	1,205,082	1,158,091
Accumulated depreciation and impairment (4)	(9,418)	(262,357)	(47,480)	(152,080)	(54,565)	(525,900)	(458,305)
Additions	1	1,157	23,546	8	36,544	61,256	60,868
Additions to / review of estimates of decommissioning costs	−	−	−	31	−	31	−
Capitalized borrowing costs	−	−	2,952	−	−	2,952	2,952
Transfer of Signature Bonus (5)	−	−	−	31	−	31	31
Write-offs	(3)	(899)	(56)	(209)	(789)	(1,956)	(2,012)
Transfers (6)	227	6,118	(6,628)	4,194	−	3,911	3,736
Transfers to assets held for sale	(74)	(261)	(57)	(100)	−	(492)	(491)
Depreciation, amortization and depletion	(214)	(12,020)	−	(11,191)	(12,782)	(36,207)	(37,982)
Impairment recognition	−	(879)	(1,292)	(6)	−	(2,177)	(2,006)
Impairment reversal	7	71	−	−	137	215	215
Cumulative translation adjustment	(4)	(15)	(19)	(66)	5	(99)	−
Balance at June 30, 2023	13,181	281,012	95,870	193,229	123,355	706,647	725,097
Accumulated cost	22,633	554,864	141,839	354,985	186,769	1,261,090	1,214,477
Accumulated depreciation and impairment (4)	(9,452)	(273,852)	(45,969)	(161,756)	(63,414)	(554,443)	(489,380)

	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (oil and gas producing properties) (3)	Right-of-use assets	Total	Total
Balance at December 31, 2021	13,302	296,471	94,430	200,046	95,157	699,406	717,355
Accumulated cost	22,770	547,365	144,831	345,470	147,222	1,207,658	1,154,481
Accumulated depreciation and impairment (4)	(9,468)	(250,894)	(50,401)	(145,424)	(52,065)	(508,252)	(437,126)
Additions	−	2,229	16,262	42	15,996	34,529	33,534
Additions to / review of estimates of decommissioning costs	−	−	−	54	−	54	−
Capitalized borrowing costs	−	−	2,687	−	−	2,687	2,656
Transfer of Signature Bonus (5)	−	−	−	4,242	−	4,242	4,242
Write-offs	(1)	(3,592)	(4,811)	(3,012)	(6,884)	(18,300)	(18,006)
Transfers (6)	321	8,963	(20,898)	12,053	−	439	373
Transfers to assets held for sale	(78)	(9,272)	(1,743)	(6,266)	(38)	(17,397)	(16,826)
Depreciation, amortization and depletion	(224)	(12,015)	−	(13,570)	(11,484)	(37,293)	(38,833)
Impairment reversal	−	62	9	57	−	128	127
Cumulative translation adjustment	(3)	(13)	(430)	(78)	(4)	(528)	−
Balance at June 30, 2022	13,317	282,592	85,415	193,356	92,743	667,423	684,117
Accumulated cost	22,564	535,190	134,005	337,430	146,509	1,175,698	1,123,374
Accumulated depreciation and impairment (4)	(9,247)	(252,598)	(48,590)	(144,074)	(53,766)	(508,275)	(439,257)

(1) Consisting of production platforms, refineries, thermoelectric plants, gas treatment units, pipelines and other operation, storage and production facilities, including subsea equipment for the production and disposal of oil and gas, depreciated using the units-of-production method.

(2) Balances by business segment are presented in Note 8.

(3) Consisting of exploration and production assets related to wells, abandonment of areas, signature bonuses associated with proved reserves and other direct expenses. linked to exploration and production, except production platforms (oil and gas producing fields).

(4) In the case of land and assets under construction, it refers only to impairment losses.

(5) Transfer of Intangible Assets. In 2023, it refers to the declaration of commerciality of the Manjuba field. In 2022, it refers to the Atapu and Sepia fields.

(6) Mainly includes transfers between asset types and transfers of advances to suppliers.

The additions in right of use are mainly due to the entry into operation of FPSO Almirante Barroso and FPSO Anna Nery, and the respective impact on lease liabilities (explanatory note 25).

17.2Estimated useful life

The useful life of assets depreciated are shown below:

39

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Asset	Weighted average useful life in years
Buildings and improvement	40 (between 25 and 50)
Equipment and other assets	20 (3 to 31) (except assets by the units of production method)
Exploration and development costs	Units of production method
Right-of-use	8 (between 2 and 47)

17.3Right-of-use assets

The right-of-use assets comprise the following underlying assets:

Consolidated					Parent Company
	Platforms	Vessels	Buildings and others	Total	Total
06.30.2023
Accumulated cost	93,169	80,544	13,056	186,769	199,508
Accumulated depreciation and impairment	(21,469)	(38,815)	(3,130)	(63,414)	(67,124)
Total	71,700	41,729	9,926	123,355	132,384
12.31.2022
Accumulated cost	65,758	77,159	11,888	154,805	167,727
Accumulated depreciation and impairment	(17,704)	(34,092)	(2,769)	(54,565)	(57,517)
Total	48,054	43,067	9,119	100,240	110,210

17.4Production Individualization Agreements

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies in E&P consortia, as well as contracts resulting from divestment operations and strategic partnerships linked to these consortia. These agreements will result in equalizations payable or receivable of expenses and production volumes related to the Agulhinha, Albacora Leste, Berbigão, Budião Noroeste, Budião Sudeste, Caratinga, Sururu and Tartaruga fields.

In the following table, Petrobras presents the provision of values recorded from the execution of the AIPs submitted to the approval of the ANP, as well as their movement:

	Consolidated and Parent Company
	2023 Jan-Jun	2022 Jan-Jun
Initial balance	2,122	2,033
Additions/(write-offs) in Property, Plant and Equipment	22	(192)
Other operating (income) expenses	121	49
Final balance	2,265	1,890

17.5Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the six-month period ended June 30, 2023, the capitalization rate was 6.89% p.a. (6.56% p.a. for the six-month period ended June 30, 2022).

40

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

18	Intangible assets

18.1By class of assets

	Consolidated				Parent Company
	Rights and Concessions (1)	Software	Goodwill	Total	Total
Balance at December 31, 2022	13,164	2,294	123	15,581	15,426
Accumulated Cost	13,453	8,144	123	21,720	20,864
Accumulated amortization and impairment	(289)	(5,850)	−	(6,139)	(5,438)
Addition	734	424	−	1,158	1,148
Capitalized borrowing costs	−	29	−	29	29
Write-offs	(180)	−	−	(180)	(180)
Transfers	−	7	−	7	2
Transfer from Signature Bonus (2)	(31)	−	−	(31)	(31)
Amortization	(9)	(234)	−	(243)	(228)
Balance at June 30, 2023	13,678	2,520	123	16,321	16,166
Accumulated Cost	13,977	8,574	122	22,673	21,831
Accumulated amortization and impairment	(299)	(6,054)	1	(6,352)	(5,665)
Estimated useful life in years	(3)	5	Undefined

	Consolidated				Parent Company
	Rights and Concessions (1)	Software	Goodwill	Total	Total
Balance at December 31, 2021	15,037	1,719	123	16,879	16,682
Accumulated Cost	15,312	7,373	123	22,808	21,769
Accumulated amortization and impairment	(275)	(5,654)	−	(5,929)	(5,087)
Addition	4,260	438	−	4,698	4,670
Capitalized borrowing costs	−	21	−	21	21
Write-offs	(50)	(4)	−	(54)	(5)
Transfers	(54)	(3)	−	(57)	(58)
Transfer from Signature Bonus (2)	(4,242)	−	−	(4,242)	(4,242)
Amortization	(9)	(178)	−	(187)	(178)
Impairment - accrual	−	(6)	−	(6)	−
Cumulative translation adjustment	(10)	−	−	(10)	−
Balance at June 30, 2022	14,932	1,987	123	17,042	16,890
Accumulated Cost	15,216	7,786	123	23,125	22,150
Accumulated amortization and impairment	(284)	(5,799)	−	(6,083)	(5,260)
Weighted average useful life in years	(3)	5	Undefined

(1) Consisting mainly of signature bonuses, paid in concession contracts for oil or natural gas exploration and production sharing, in addition to public service concessions, trademarks and patents, and others.

(2) Transfer to Property, Plant and Equipment. In 2023, it refers to the declaration of commerciality of the Manjuba field. In 2022, it refers to the Atapu and Sepia fields.

(3) Mainly composed of assets with an indefinite useful life whose valuation is reviewed annually to determine whether it remains justifiable.

18.2. ANP Auction Result

Sudoeste de Sagitário, Água Marinha and Norte de Brava Blocks - 1st Cycle of Permanent Production Sharing Offer

On December 16, 2022, Petrobras acquired the oil and natural gas exploration and production rights in the Sudoeste de Sagitário, Água Marinha and Norte de Brava blocks in the 1st Cycle of Permanent Production Sharing Offer, carried out by the ANP. In May 2023, the Production Sharing Agreements were signed and the intangible signature bonus was recognized, in the amount of R$729, paid as an advance in February 2023.

41

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

19	Impairment
		Consolidated
		2023		2022
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Recognition of (loss) / reversal
Property, plant and equipment	(1,946)	(1,962)	(420)	(416)
Intangible	−	−	−	(6)
Property, plant and equipment and intangible	(1,946)	(1,962)	(420)	(422)
Assets held for sale	−	−	(427)	(421)
	(1,946)	(1,962)	(847)	(843)
Investments	−	8	(13)	(57)
Net effect in the statement of income	(1,946)	(1,954)	(860)	(900)
Recognition of loss	(2,099)	(2,210)	(1,052)	(1,105)
Reversal of loss	153	256	192	205

The company assesses the recoverability of assets annually or when there is an indication of devaluation or reversal of impairment losses recognized in previous years. In the period from January to June 2023, net losses were recognized in the statement of income due to depreciation in Property, Plant and Equipment, in the amount of R$ 1,962, highlighting:

•	Assessment of the recoverability of the RNEST's 2nd Train resulted in the recognition of impairment losses in the amount of R$ 1,858, mainly due to: (i) reassessment of the RNEST Project, with a review of the project's scope of logistic infrastructure, impacting on the increase in investments required for the implementation of the 2nd Train; (ii) increase in the discount rate to 7.4% p.a. (7.1% p.a. in December 2022); and (iii) dollar decline, negatively impacting value in use.

In the period from January to June 2022, net losses due to devaluation in the amount of R$ 843 were recognized in the statement of income, mainly due to the following reasons:

•	Permanent shutdown of the P-35 platform in the Marlim field, which led to the exclusion of this asset from the North Pole CGU and classification as an isolated asset, with the recognition of impairment losses in the amount of R$ 262;
•	Approval of the sale of the Golfinho Pole, which comprises the fields of Golfinho, oil producer, and Canapu, producer of non-associated gas, and exploratory block BM-ES-23. As a result of this operation, the company assessed the recoverability of the carrying amount of the complex's assets, considering the net fair value of selling expenses, which resulted in the recognition of impairment losses in the amount of R$ 258;
•	Approval of the sale of the Refinaria de Lubrificantes e Derivados de Petróleo do Nordeste (LUBNOR), in the state of Ceará, which led to its exclusion from the CGU Refining, Transportation and Marketing (RTM) and classification as an isolated asset. As a result of this operation, the company assessed the recoverability of the refinery's book value, considering the fair value net of selling expenses, which resulted in the recognition of impairment losses in the amount of R$ 222.

42

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

20	Exploration and evaluation of oil and gas reserves

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

	Consolidated
	2023	2022
	Jan-Jun	Jan-Jun
Capitalized Exploratory Well Costs/Capitalized Acquisition Costs (1)
Property, plant and equipment
Opening Balance	9,790	11,127
Additions	799	486
Write-offs	(5)	(72)
Transfers	(227)	(210)
Cummulative translation adjustment	(24)	(37)
Final balance	10,333	11,294
Intangible	13,074	14,322
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	23,407	25,616
(1) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploratory costs recognized in the statement of income and cash flows related to the assessment and exploration of oil and natural gas are shown below:

		Consolidated
	2023		2022
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Geological and geophysical expenses	(949)	(1,598)	(403)	(681)
Exploration expenditures written off (includes dry wells and signature bonuses)	(32)	(197)	(341)	(455)
Contractual penalties on local content requirements	37	36	545	536
Other exploration expenses	(1)	(3)	3	(4)
	(945)	(1,762)	(196)	(604)

Cash used in:
Operating activities	950	1,601	400	685
Investment activities	1,191	1,528	4,452	4,847
	2,141	3,129	4,852	5,532

In 2022, Petrobras approved the signature, with the ANP, of a Term of Adjustment of Conduct (TAC) to offset local content fines related to:

•	22 concessions in which Petrobras has a 100% interest, located in the Barreirinhas, Campos, Espírito Santo, Parecis, Potiguar, Recôncavo, Santos, Sergipe-Alagoas and Solimões basins; and
•	18 concessions in which Petrobras operates in partnership with other concessionaires, located in the Almada, Campos, Espírito Santo, Mucuri, Parnaíba, Pelotas, Pernambuco-Paraíba, Potiguar, Recôncavo, Santos and Sergipe basins.

This TAC provides for the conversion of fines into investment commitments in Exploration and Production with local content. As a result, all administrative proceedings related to the collection of fines resulting from non-compliance with local content in these concessions were closed, resulting in the reversal of the provision and respective reduction in liabilities, in the amount of R$ 639 (in the period from January to June 2022) and R$ 2 (from January to June 2023).

On June 30, 2023, under the terms of these agreements, Petrobras undertakes to invest R$ 1,350 in local content by December 31, 2026.

43

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

21	Collateral for crude oil exploration concession agreements

Petrobras has granted collateral to the ANP in the total amount of R$ 8,767 for the Minimum Exploratory Programs established in the concession agreements for petroleum exploration areas, which are in force and net of commitments undertaken. Of this amount, R$8,502 corresponds to the pledge of crude oil from previously identified fields that are already in the production phase and R$265 refers to bank guarantees.

22	Investments

22.1Changes in investment (Parent Company)

	Controlled companies	Joint operations	Jointly controlled companies	Associates (2)	Total
Balance at December 31, 2022	266,054	130	113	5,130	271,427
Investments	−	−	49	−	49
Restructuring, capital decrease and others	(389)	−	−	−	(389)
Results in equity-accounted investments	10,532	22	(7)	(256)	10,291
Cumulative translation adjustments	(21,557)	−	−	(916)	(22,473)
Other comprehensive income	98	−	(2)	1,019	1,115
Dividends	(686)	(32)	(34)	(5)	(757)
Balance at June 30, 2023	254,052	120	119	4,972	259,263

	Controlled companies	Joint operations	Jointly controlled companies	Associates (2)	Total
Balance at December 31, 2021	264,102	180	109	5,434	269,825
Investments	9	−	74	−	83
Transfer to held for sale	(9)	−	−	(282)	(291)
Restructuring, capital decrease and others	(517)	−	−	5	(512)
Results in equity-accounted investments (1)	11,379	30	65	922	12,396
Cumulative translation adjustments	(16,557)	−	−	(517)	(17,074)
Other comprehensive income	189	−	2	764	955
Dividends	(722)	(80)	(23)	(505)	(1,330)
Balance at June 30, 2022	257,874	130	227	5,821	264,052
(1) In the statement of income, includes results of companies classified as held for sale in the amount of R$ 62, credit effect, on June 30, 2022.
(2) Includes other investments.

22.2Changes in investment (Consolidated)

	Jointly controlled companies	Associates (1)	Total
Balance at December 31, 2022	2,855	5,317	8,172
Investments	49	39	88
Restructuring, capital decrease and others	−	6	6
Results in equity-accounted investments	274	(199)	75
Cumulative translation adjustments	(214)	(936)	(1,150)
Other comprehensive income	(2)	1,019	1,017
Dividends	(282)	(5)	(287)
Balance at June 30, 2023	2,680	5,241	7,921

	Jointly controlled companies	Associates (1)	Total
Balance at December 31, 2021	2,839	5,588	8,427
Investments	74	29	103
Transfers to held for sale	−	(282)	(282)
Restructuring, capital decrease and others	−	(69)	(69)
Results in equity-accounted investments	792	970	1,762
Cumulative translation adjustments	(151)	(525)	(676)
Other comprehensive income	2	764	766
Dividends	(533)	(505)	(1,038)
Balance at June 30, 2022	3,023	5,970	8,993
(1) Includes other investments.

44

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

23	Disposal of assets and other transactions

The Company has an active portfolio, which takes into account opportunities of partnerships, acquisitions and disposal of non-strategic assets in several areas in which it operates, whose development of transactions also depends on conditions beyond the control of the Company.

On April 3, 2023, the Company’s Board of Executive Officers informed that the revision of divestment processes will be carried out within the scope of the adjustments to the Strategic Plan.

On June 1, 2023, the company's Board of Directors approved the review of the strategic elements to be considered in the 2024-2028 Strategic Plan.

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

	Consolidated
	06.30.2023				12.31.2022
	E&P	RT&M	Corporate and other segments	Total	Total
Assets classified as held for sale
Inventories	−	148	−	148	108
Investments	1	1	−	2	2
Property, plant and equipment	1,674	110	−	1,784	18,713
Others	−	3	−	3	−
Total	1,675	262	−	1,937	18,823
Liabilities on assets classified as held for sale
Finance debt	−	−	648	648	694
Provision for decommissioning costs	1,397	−	−	1,397	6,952
Total	1,397	−	648	2,045	7,646

23.1Sales pending closing on June 30, 2023

In operations carried out in prior periods, the main assets and liabilities classified as held for sale include:

i. Lubrificantes e Derivados de Petróleo do Nordeste Refinery (LUBNOR) and associated logistical assets, in Ceará; and

ii. Total participation in the sets of maritime concessions called Golfinho Pole and Camarupim Pole, in Espírito Santo.

The description of these operations was presented in the explanatory note 30.1 of the financial statements of December 31, 2022 and are subject to the fulfillment of certain precedent conditions.

Additionally, from January to June 2023, no new contracts were signed.

23.2Closed sales until June 30, 2023

The main asset sales operations are presented below:

45

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Transaction	Acquirer	Signature date (S) Closing date (C)	Sale amount (1)(2)	Closing amount in other currencies(3)	Gain/ (loss) (4)	Further infor-mation
Sale of the entire interest in the Albacora Leste production field, located in the Campos Basin	Petro Rio Jaguar Petróleo LTDA (PetroRio), subsidiary of PRio S.A	Apr/2022 Jan/2023	9,654	US$ 1,928	2,898	a
Sale of the entire interest in a set of four concessions of onshore production fields, with integrated facilities, located in the state of Espírito Santo, jointly known as Norte Capixaba Pole.	Seacrest Petróleo SPE Norte Capixaba Ltda., wholly-owned company of Seacrest Exploração e Produção de Petróleo Ltda.	Feb/2022 Apr/2023	2,406	US$ 474	1,715	b
Sale of the entire interest in a set of 22 concessions of onshore and shallow water production fields, together with its processing, refining, logistics, storage, transport and oil and natural gas transport infrastructure, located in the Potiguar Basin, in the state of Rio Grande do Norte, jointly known as the Potiguar Pole.	3R Potiguar S.A., wholly-owned company of 3R Petroleum Óleo e Gás S.A.	Jan/2022 Jun/2023	7,123	US$ 1,445	2,250	c

			19,183		6,863

(1) Amount agreed at the signing of the transaction, plus closing price adjustment, when provided for in the contract.

(2) The amount of “Receivables from the sale of assets (Divestments) in the Statement of Cash Flows” is mainly composed of amounts from the Divestment Program: partial receipt of operations from this year, installments of operations from previous years and advances related to operations not concluded.

(3) Contract value and price adjustments of transactions traded in currencies other than the real.

(4) Recognized in "Results from disposals, write-off of assets and result from the remeasurement of equity interests" - explanatory note 6 - Other (expenses) net operating income.

a) Sale of the Albacora Leste Field

The operation was concluded after the fulfillment of precedent conditions, with the receipt, in cash, of R$ 8,455 (US$ 1,635 million), already with the adjustments foreseen in the contract, which is added to the receipt in the sale of US$ 293 million on the date of execution of the contract. In addition to this amount, Petrobras is expected to receive up to US$ 250 million in contingent payments, depending on future Brent prices.

b) Sale of assets in the Capixaba North Pole

The operation was completed with the receipt of R$ 2,169 (US$ 427 million) in cash, with the adjustments provided for in the contract. This amount is added to the amount of US$ 36 million received when the contract was signed. In addition to this amount, it is expected to receive up to US$ 66 million in contingent payments, depending on future Brent prices. Of this contingent portion, US$ 11 million was recognized in April 2023.

c) Sale of assets at the Potiguar Pole

The operation was concluded with receipt of R$ 5,408 (US$ 1,100 million), already with adjustments provided for in the contract. This amount is added to US$ 110 million received on the date of signature of the contract, in addition to the amount of US$ 235 million to be received in 4 equal annual installments, starting in March 2024.

23.3Contingent assets from disposed investments and other transactions

Some asset sales and agreements entered into by the company provide for receipts conditioned to contractual clauses, especially related to the Brent variation in operations related to E&P assets.

The operations that can generate recognition of gain, recorded in other operating income, are presented below:

46

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Transactions	Closing date	At the closing of the operation US$ million	Asset recognized in the period from January to June 2023		Asset recognized in previous periods US$ million
			US$ million	R$

Sales in previous Years
Riacho da Forquilha group of fields	Dec/2019	62	7	34	28
Pampo and Enchova group of fields	Jul/2020	650	−	−	180
Baúna field	Nov/2020	285	−	−	132
Ventura Pole	Jul2021	43	−	−	43
Miranga Pole	Dec/2021	85	−	−	55
Cricaré Pole	Dec/2021	118	−	−	22
Peroá Pole	Aug/2022	43	−	−	10
Papa-Terra	Dec/2022	90	1	3	15
Sales in the period
Albacora Leste field	Jan/2023	250	−	−	−
Norte Capixaba Pole	Apr/2023	66	11	54	-
Surplus volume of the Transfer of Rights Agreement					−
Sepia and Atapu	Apr/2022	5,244	25	130	693

Total			44	221	1,178
24	Finance debt

24.1Balance by type of finance debt

	Consolidated
	06.30.2023	12.31.2022
Banking Market	6,283	6,705
Capital Market	15,414	15,108
Development banks (1)	3,544	3,770
Others	16	19
Total in Brazil	25,257	25,602
Banking Market	36,006	43,759
Capital Market	68,265	73,368
Export Credit Agency	10,553	12,745
Others	775	812
Total abroad	115,599	130,684
Total finance debt	140,856	156,286
Current	19,897	18,656
Noncurrent	120,959	137,630

(1) Includes BNDES, FINAME, and FINEP.

The amount classified in current liabilities is composed of:

	Consolidated
	06.30.2023	12.31.2022
Short-term debt	42	−
Current portion of long-term debt	17,474	16,231
Accrued interest on short and long-term debt	2,381	2,425
Total	19,897	18,656

The capital market balance is mainly composed of R$65,273 in global notes, issued abroad by PGF, R$9,925 in debentures and R$4,707 in book-entry commercial notes, issued in Brazil by Petrobras.

The global notes mature between 2024 and 2115 and do not require collateral. Such financing was carried out in dollars, euros and pounds, being 87%, 2% and 11% of the total global notes, respectively.

The debentures and commercial notes, due between 2024 and 2037, do not require real guarantees and are not convertible into shares or equity interests.

As of June 30, 2023, there were no defaults, breaches of covenants (breaches) or adverse changes in clauses that resulted in changes in the payment terms of loan and financing agreements. There was no change in the guarantees required in relation to December 31, 2022.

47

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

24.2 Changes

	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2022	25,602	130,684	156,286
Proceeds from financing	61	254	315
Repayment of principal (1)	(1,073)	(6,182)	(7,255)
Repayment of interest (1)	(744)	(4,266)	(5,010)
Charges incurred in the period (2)	1,075	4,446	5,521
Monetary and exchange variations	418	(850)	(432)
Cumulative translation adjustment	−	(8,487)	(8,487)
Modification of contractual cash flows	(82)	−	(82)
Balance at June 30, 2023	25,257	115,599	140,856

	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2021	25,209	174,015	199,224
Proceeds from financing	−	1,645	1,645
Repayment of principal (1)	(886)	(25,589)	(26,475)
Repayment of interest (1)	(646)	(4,091)	(4,737)
Charges incurred in the period (2)	1,017	4,807	5,824
Monetary and exchange variations	542	(2,766)	(2,224)
Cumulative translation adjustment	−	(10,613)	(10,613)
Balance at June 30, 2022	25,236	137,408	162,644
(1) Includes prepaymments.
(2)Includes appropriations of goodwill, discounts and associated transaction costs.

In the period from January to June 2023, the Company repaid several finance debts, in the amount of R$ 12,669.

The Company carried out an exchange operation under the terms of a debt in the domestic banking market in the amount of R$ 2,500, changing the term from 2024 to 2030. The modification of the contractual terms was not substantial and resulted in a gain of R$ 82 per modification.

48

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

24.3Reconciliation with cash flows from financing activities - Consolidated

			2023			2022
			Jan-Jun			Jan-Jun
	Proceeds from financing	Repayment of principal	Repayment of interest	Proceeds from financing	Repayment of principal	Repayment of interest
Changes in financing	315	(7,255)	(5,010)	1,645	(26,475)	(4,737)
Debt reestructuring	−	1	−	−	(538)	−
Related deposits (1)	−	(300)	(105)	−	(27)	(3)

Cash flows from financing activities	315	(7,554)	(5,115)	1,645	(27,040)	(4,740)

(1)Amounts deposited for payment of obligations related to financing obtained from the China Development Bank (CDB), with semi-annual settlements in June and December.

24.4Summarized information on current and non-current finance debt

	Consolidated
Maturity in	2023	2024	2025	2026	2027	2028 onwards	Total (1)	Fair value

Financing in U.S. Dollars (US$):	8,258	15,600	12,378	7,363	11,876	48,290	103,765	104,007
Floating rate debt (2)	7,295	12,906	9,317	5,508	8,385	3,141	46,552
Fixed rate debt	963	2,694	3,061	1,855	3,491	45,149	57,213
Average interest rate (p.a)	6.6%	6.8%	6.1%	6.3%	5.9%	6.6%	6.6%
Financing in Brazilian Reais (R$):	1,370	2,583	1,148	2,321	647	17,189	25,258	26,033
Floating rate debt(3)	435	209	704	704	200	9,563	11,815
Fixed rate debt	935	2,374	444	1,617	447	7,626	13,443
Average interest rate (p.a)	6.2%	7.1%	6.9%	6.7%	7.0%	6.8%	6.8%
Financing in Euro (€):	−	138	1,427	−	−	2,885	4,450	4,341
Fixed rate debt	−	138	1,427	−	−	2,885	4,450
Average interest rate (p.a)	-	4.7%	4.7%	−	−	4.7%	4.7%
Financing in Pound Sterling (£):	170	76	−	2,829	−	4,308	7,383	6,685
Fixed rate debt	170	76	−	2,829	−	4,308	7,383
Average interest rate (p.a)	6.2%	6.3%	−	6.2%	−	6.5%	6.3%
Total on June 30, 2023	9,798	18,397	14,953	12,513	12,523	72,672	140,856	141,066
Average interest rate (p.a)	6.5%	6.7%	6.2%	6.3%	6.1%	6.6%	6.6%	−
Total on December 31, 2022	18,656	20,577	16,061	13,164	15,096	72,732	156,286	155,766
Average interest rate (p.a)	6.7%	6.5%	6.1%	6.2%	6.0%	6.6%	6.5%	−

(1)The average maturity of outstanding debt as of June 30, 2023 is 12.12 years (12.07 years as of December 31, 2022).

(2) Operations with variable index plus fixed spread.

(3) Operations with variable index plus fixed spread, as applicable.

As of June 30, 2023, the fair values of financing are mainly determined by using:

Level 1 - prices quoted in active markets, when applicable, in the amount of R$ 63,594 (R$ 68,146, on December 31, 2022); and

Level 2 - cash flow method discounted by the spot rates interpolated from the indexes (or proxies) of the respective financing, observed to the pegged currencies, and by the credit risk of Petrobras, in the amount of R$ 77,472 (R$ 87,620, on December 31, 2022).

Regarding the Interest Rate Benchmark Reform (IBOR Reform), there will be a need to amend all the Company's contracts referenced in these indexes, considering the end of the publication of LIBOR (London Interbank Offered Rate) in dollars (US$), of one, three and six months, on June 30, 2023.

As of June 30, 2023, approximately 27.9% of the Company's finance debt is originally indexed to LIBOR. Throughout July 2023, there were renegotiations for contractual amendments so that the SOFR (Secured Overnight Financing Rate) was established as the new index, with the CSA (Credit Spread Adjustment) indicated by the regulatory bodies serving as a parameter. As the renegotiations of current contracts are being carried out under market conditions, the Company does not expect that there will be material effects when this process is completed.

The renegotiations were carried out only to change the LIBOR index and are necessary as a direct consequence of the reform of the reference interest rate, as well as the renegotiated cash flows are economically equivalent to the previous basis. Thus, the change will be prospective with the recognition of interest at the new index in the periods applicable to the changes made.

49

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 27.3.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

	Consolidated
Maturity	2023	2024	2025	2026	2027	2028 onwards	06.30.2023	12.31.2022
Principal	7,349	18,464	15,415	12,890	12,865	76,725	143,708	165,419
Interest	4,692	8,968	7,500	6,654	5,551	84,185	117,550	129,478
Total (1)	12,041	27,432	22,915	19,544	18,416	160,910	261,258	294,897
(1)The nominal flow of leases is found in note 25. .

24.5Lines of credit

				06.30.2023
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (in US$ million)
PGT BV	Syndicate of banks	12/16/2021	11/16/2026	5.000	−	5.000
PGT BV (1)	Syndicate of banks	03/27/2019	02/27/2026	2.050	−	2.050
Total				7.050		7.050
In Brazil
Petrobras	Banco do Brasil	03/23/2018	09/26/2026	2,000	−	2,000
Petrobras	Banco do Brasil	10/04/2018	09/05/2025	2,000	−	2,000
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	−	329
Total				4,329	−	4,329
(1) On June 30, 2023, Petrobras reduced part of the Revolving Credit Facility to US$ 2,050 million compared to the US$ 3,250 million contracted in 2019. Thus, US$ 2,050 million will be available for withdrawal from July 1st, 2023, to February 27, 2026.

25	Lease liabilities

Changes in lease agreements recognized as liabilities are shown below:

	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2022	31,411	93,006	124,417
Remeasurement/New agreements	3,730	30,273	34,003
Payment of principal and interest (1)	(5,266)	(9,233)	(14,499)
Charges incurred in the period	1,204	2,691	3,895
Monetary and Exchange variation	(1,165)	(8,033)	(9,198)
Cumulative translation adjustments	−	(98)	(98)
Transfers	(1)	−	(1)
Balance at June 30, 2023	29,913	108,606	138,519
Current			29,921
No Current			108,598

(1) The Statement of Cash Flows has R$ 1 related to the changes on liabilities held for sale.

	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2021	25,695	102,899	128,594
Remeasurement / New agreements	4,761	2,571	7,332
Payment of principal and interest	(3,972)	(9,641)	(13,613)
Charges incurred in the period	818	2,447	3,265
Monetary and Exchange variation	(830)	(6,413)	(7,243)
Cumulative translation adjustments	−	(161)	(161)
Transfers	−	(181)	(181)
Balance at June 30, 2022	26,472	91,521	117,993
Current			27,363
No Current			90,630

As of June 30, 2023, the value of the lease liability of Petrobras Holding is R$ 144,843 (R$ 132,160 as of December 31, 2022), including leases and subleases with investee companies, mainly vessels with PNBV and Transpetro.

The nominal flow (not discounted) without considering the projected future inflation in the flows of the lease contracts, by maturity, is presented below:

50

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Maturity in	2023	2024	2025	2026	2027	2028 onwards	Total
Nominal value on June 30, 2023	16,458	27,527	20,936	15,108	12,812	109,714	202,555
Nominal value on December 31, 2022	29,797	24,115	17,640	12,492	11,071	75,646	170,761

In certain contracts, there are variable payments and amounts less than 1 year recognized as an expense:

	Consolidated
	2023	2022
	Jan-Jun	Jan-Jun
Variable payments	2,991	3,023
Up to 1 year maturity	259	431

Variable payments x fixed payments	21%	22%

At June 30, 2023, the nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is R$ 351,771 (R$ 416,962 at December 31, 2022).

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 27.3.

26	Equity

26.1 Share capital

As of June 30, 2023 and December 31, 2022, the subscribed and paid-in capital in the amount of R$205,432 is represented by 13,044,496,930 shares, of which R$117,208 refer to 7,442,454,142 common shares and R$88,224 refer to 5,602,042,788 preferred shares, all registered, book-entry shares and with no par value.

Preferred shares have priority in the case of capital reimbursement, do not guarantee voting rights and are not convertible into common shares.

There are shares owned by Petrobras that are held in treasury in the amount of R$7 (R$7 on December 31, 2022), represented by 295,669 shares, of which 222,760 are common shares and 72,909 are preferred shares.

26.2	Remuneration to shareholders

Dividends for the year 2022

On April 27, 2023, the Annual Shareholders' Meeting approved dividends for the year 2022, in the amount of R$222,560, corresponding to R$17.06202044 per outstanding preferred and common share. This amount includes advance payment to shareholders, monetarily restated by the Selic rate variation from the payment date to December 31, 2022, in the amount of R$186,745, and the additional dividend of R$35,815 which, on December 31, 2022, was highlighted in shareholders' equity as an additional proposed dividend.

Complementary dividends of R$ 35,815, equivalent to R$ 2.74573369 per outstanding preferred and common share, were reclassified from shareholders' equity to liabilities on the date of approval of the Annual Shareholders' Meeting. The first and second installments were paid on May 19 and June 16, 2023, respectively. The third and final installment will be paid on December 27, 2023 with monetary restatement based on the Selic rate variation from December 31, 2022 until the date of payment.

Anticipation of dividends related to 2023 fiscal year

On May 11, 2023, the Board of Directors approved the distribution of remuneration to shareholders in the total amount of R$24,700 (R$1.893577 per outstanding preferred and common share), based on the result for the period from January to March 2023 (interim dividends), as shown in the table below:

51

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

			Remuneration to shareholders of Petrobras
	Date of approval	Date of record	Amount per common and preferred share (R$)	Amount
Interim dividends	05.11.2023	06.12.2023	1.224968	15,979
Interim interest on capital	05.11.2023	06.12.2023	0.668609	8,721
Total distribution to shareholders			1.893577	24,700

These dividends and interest on capital will be paid in two equal installments of R$12,350, on August 18 and September 20, 2023, and will be included in the remuneration proposal that will be distributed to shareholders at the close of the fiscal year 2023. The amounts will be monetarily restated, according to the variation of the Selic rate, from the date of effective payment of each installment until the end of the referred fiscal year, on December 31, 2023.

The anticipated interest on capital for the year 2023 resulted in an income tax and social contribution tax credit of R$ 2,965. Interest is subject to withholding income tax of 15%, except for immune and exempt shareholders, as established in Law No. 9,249/95.

Dividends payable

On June 30, 2023, the balance of dividends payable to the parent company's shareholders, in the amount of R$30,822, corresponds to the third and last installment of the supplementary dividends for 2022 in the amount of R$6,919, monetarily restated by the Selic rate variation , as well as the anticipation of dividends of R$ 23,903, net of withholding income tax on interest on capital, referring to the first quarter of 2023.

	Parent Company
	2023	2022
	Jan-Jun	Jan-Jun
Change on dividends payable
Initial balance	21,751	−
Addition by resolution of the Ordinary General Meeting	35,815	37,320
Addition by decision of the Board of Directors (anticipations)	24,700	48,466
Payment	(52,398)	(62,029)
Monetary restatement (1)	2,143	1,424
Transfers (unclaimed dividends)	(218)	(293)
Withholding income tax on interest on capital and monetary restatement (2)	(971)	(655)
Final balance	30,822	24,233
(1) Includes monetary restatement of R$1,721 on dividends paid and R$422 on dividends payable.
(2) Includes withholding income tax on interest on capital and monetary restatement of R$175, referring to dividends paid and R$796 on dividends approved in the 1st quarter of 2023.

From January to June 2023, Petrobras made the following dividend payments:

Events	Date of payment	Deliberate amount	Monetary restatement	Withholding income tax on interest on capital and monetary restatement	Unclaimed dividends	Total paid
Dividends and interest on capital for the 3rd quarter of 2022 (1)	01/19/2023	21,751	156	(16)	(101)	21,790
Complementary dividends for 2022 - 1st installment	05/19/2023	17,908	885	(90)	(85)	18,618
Complementary dividends for 2022 - 2nd installment	06/16/2023	11,411	680	(69)	(55)	11,967
Dividends from previous events	Jan-Jun/2023	−	−	−	23	23
Total		51,070	1,721	(175)	(218)	52,398

(1) Deliberated gross amount of R$ 21,841, net of withholding income tax on interest on capital of R$ 90 paid in 2022.

Unclaimed dividends

On June 30, 2023, the balance of dividends not claimed by Petrobras shareholders represents R$ 1,444 (R$ 1,258 on December 31, 2022) recorded in other current liabilities, as per note 16. The payment of these dividends was not made due to the existence of unresolved registration issues that are the responsibility of the shareholders with the bank that holds the shares and with Petrobras itself.

52

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Parent Company
	2023	2022
	Jan-Jun	Jan-Jun
Change on unclaimed dividends
Initial balance	1,258	451
Prescription	(32)	−
Transfers (dividends payable)	218	293
Final balance	1,444	744

26.3Earnings per share

	2023	2023	2022	2022
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Basic and diluted denominator – Net income attributable to shareholders of Petrobras attributable equally between share classes
Net income of the period
Common	16,421	38,191	30,997	56,421
Preferred	12,361	28,747	23,333	42,470
	28,782	66,938	54,330	98,891

Basic and diluted denominator - Weighted average number of outstanding shares (number of shares)
Common	7,442,231,382	7,442,231,382	7,442,231,382	7,442,231,382
Preferred	5,601,969,879	5,601,969,879	5,601,969,879	5,601,969,879
	13,044,201,261	13,044,201,261	13,044,201,261	13,044,201,261

Basic and diluted earnings per share (R$ per share)
Common	2.20	5.13	4.16	7.58
Preferred	2.20	5.13	4.16	7.58

Basic earnings per share are calculated by dividing the net income attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period.

Diluted earnings per share are calculated by adjusting the net income attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

27	Risk management

The Company presents a sensitivity analysis of factors relating to its corporate risk management process. The possible and remote scenarios are related to events with low and very low probability of occurrence, respectively. The period of application of the sensitivity analysis is one year, except for operations with commodity derivatives, for which a three-month period is applied, due to the short-term nature of these transactions.

27.1Derivative financial instruments

The following tables present a summary of the positions held by the company as of June 30, 2023, recognized as other current assets and liabilities, in addition to the amounts recognized in income, other comprehensive income for the period and guarantees given as collateral by nature of the operations:

53

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

		Statement of Financial Position
				Fair value
	Notional value		Asset Position (Liability)		Maturity
	06.30.2023	12.31.2022	06.30.2023	12.31.2022
Derivatives not designated for hedge accounting
Future contracts (1)	1,809	683	(57)	(209)
Long position/Crude oil and oil products	10,380	9,058	−	−	2023
Short position/Crude oil and oil products	(8,571)	(8,375)	−	−	2023
Swap (2)
Long position/ Soybean oil (2)	(10)	(3)	(8)	(1)	2023
Forward contracts
Short position/Foreign currency forwards (BRL/USD) (3)	(9)	−	1	−	2023
Swap
Swap - CDI X IPCA	3,008	3,008	295	(82)	2029/2034
Foreign currency / Cross-currency Swap (3)	US$ 729	US$ 729	(98)	(336)	2024/2029
Total recognized in the Statement of Financial Position			133	(628)
(1) Notional value in thousands of bbl.
(2) Notional value in thousands of tons (PBIO operations).
(3) Amounts in US$ are presented in million.

	Gains/ (losses) recognized in the statement of income
		2023		2022
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Commodity derivatives
Other operations - 27.2 (a)	(47)	363	(809)	(1,091)
Recognized in Other Income and Expenses	(47)	363	(809)	(1,091)
Currency derivatives
Swap Pound Sterling x Dollar	−	−	(622)	(780)
Swap CDI x Dollar - 27.3 (b)	305	384	(113)	766
Others	3	2	(1)	(2)
	308	386	(736)	(16)
Interest rate derivatives
Swap - CDI X IPCA	200	235	(78)	(97)
	200	235	(78)	(97)
Cash flow hedge on exports - 27.3 (a)	(5,337)	(11,329)	(5,442)	(12,663)
Recognized in Net finance income (expense)	(4,829)	(10,708)	(6,256)	(12,776)
Total	(4,876)	(10,345)	(7,065)	(13,867)

	Gains/ (losses) recognized in other comprehensive income
		2023		2022
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Cash flow hedge on exports - 27.3 (a)	21,871	35,554	(26,965)	40,164

	Guarantees given (received) as collateral
	06.30.2023	12.31.2022
Commodity derivatives	250	499
	250	499

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of June 30, 2023 is set out as follows:

54

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

		Consolidated
Financial Instruments	Risk	Probable Scenario	Possible Scenario	Remote Scenario
Derivatives not designated for hedge accounting
Future and Swap contracts	Crude oil and oil products - price changes	−	(445)	(889)
Future and Swap contracts	Soy oil - price changes	−	(13)	(26)
Forward contracts	Foreign currency - depreciation BRL x USD	−	(4)	(7)
		−	(462)	(922)

The probable scenario uses references external to the Company, widely used in the pricing of cargo in the oil, oil products and natural gas market, which take into account the closing price of the asset on June 30, 2023, and therefore, it is considered that there is no variation in the result of open operations in this scenario. The possible and remote scenarios reflect the potential effect on the result of outstanding transactions, considering a variation in the closing price of 20% and 40%, respectively. To simulate the most unfavorable scenarios, the variation was applied to each product group according to the position of open operations: price drop for long positions and high for short positions.

27.2Risk management of crude oil and oil products prices

Petrobras prefers exposure to the price cycle to the systematic performance of protection of operations of purchase or sale of goods, whose objective is to meet its operational needs, with the use of derivative financial instruments. However, subject to the analysis of the business environment and the prospects for carrying out the Strategic Plan, the execution of an occasional hedging strategy with derivatives may be applicable.

a) Other commodity derivative transactions

Petrobras, using its assets, positions and proprietary and market knowledge from its operations in Brazil and abroad, seeks to capture market opportunities through the purchase and sale of oil and oil products, which can occasionally be optimized with the use of commodity derivative instruments to manage price risk in a safe and controlled manner.

27.3Foreign exchange risk management

a) Cash Flow Hedge involving the Company’s future exports

The reference values, at present value, of the hedging instruments as of June 30, 2023, in addition to the expectation of reclassification to the statement of income of the balance of exchange variation accumulated in shareholders' equity in future periods, based on a rate of R$/US$ of 4,8192, are shown below:

				Present value of hedging instrument at 06.30.2023
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	From Jul/2023 to Jun/2033	65,472	315,523

Changes in the present value of hedging instrument (principal and interest)	US$ million	R$
Amounts designated as of December 31, 2022	62,119	324,121
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	15,874	80,388
Exports affecting the statement of income	(3,547)	(18,145)
Principal repayments / amortization	(8,974)	(45,515)
Foreign exchange variation	−	(25,326)
Amount on June 30, 2023	65,472	315,523
Nominal value of hedging instrument (finance debt and lease liability) on June 30, 2023	79,394	382,618

.

In the period from January to June 2023, an exchange gain of R$1,101 was recognized referring to the ineffectiveness in the exchange variation line (exchange loss of R$401 in the same period in 2022).

55

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Future exports designated as hedged items in cash flow hedge relationships represent, on average, 54.5% of highly probable future exports.

The movement in the exchange variation accumulated in other comprehensive income as of June 30, 2023, to be realized by future exports, is shown below:

	Exchange rate variation	Tax effect	Consolidaded Total
Balance at December 31, 2022	(70,089)	23,831	(46,258)
Recognized in Shareholders’ Equity	24,225	(8,237)	15,988
Reclassified to the statement of income - occurred exports	11,329	(3,851)	7,478
Balance at June 30, 2023	(34,535)	11,743	(22,792)

	Exchange rate variation	Tax effect	Total
Balance at December 31, 2021	(123,622)	42,034	(81,588)
Recognized in Shareholders’ Equity	27,501	(9,350)	18,151
Reclassified to the statement of income - occurred exports	12,663	(4,306)	8,357
Balance at June 30, 2022	(83,458)	28,378	(55,080)

Changes in expectations of realization of export prices and volumes in future reviews of business plans may determine the need for additional reclassifications of accumulated exchange variation in shareholders' equity to the statement of income. A sensitivity analysis with an average Brent oil price lower in US$ 10/barrel than considered in the last revision of the Strategic Plan 2023-2027, would not indicate the need to reclassify the exchange variation from the shareholders’ equity to the statement of income.

The annual expectation of realization of the exchange variation balance accumulated in shareholders' equity as of June 30, 2023 is shown below:

Consolidated
	2023	2024	2025	2026	2027	2028	2029 to 2033	Total
Expected realization	(7,141)	(11,584)	(6,352)	(4,532)	(5,672)	(2,989)	3,735	(34,535)

b) Information on ongoing contracts

As of June 30, 2023, the company has swap contracts - IPCA x CDI and CDI x Dollar outstanding.

Swap contracts – IPCA x CDI and CDI x Dollar

In 2019, Petrobras entered into derivative operations with the objective of protecting itself from exposure arising from the 1st series of the 7th issue of debentures, with IPCA x CDI interest swap operations, maturing in September 2029 and September 2034, and operations of cross-currency swap CDI x Dollar, with maturities in September 2024 and September 2029.

In July 2022, the first debenture repurchase plan was approved, authorizing the acquisition of these securities to be held in treasury or resold. Until June 30, 2023, only an immaterial amount of this debt was repurchased. The position in derivative contracts of IPCA x CDI and CDI x Dollar remains unchanged.

Changes in future interest rate curves (CDI) may impact the company's results, due to the market value of these swap contracts. In preparing the sensitivity analysis on future interest rate curves, the parallel shock on this curve was estimated based on the average maturity of swaps and the methodology on the horizon of application of sensitivity, presented above. For the possible and remote scenarios, the impacts of variations of 40% (400 BP – basis points) and 80% (800 BP), respectively, on future interest rate curves were estimated. The effects of this sensitivity analysis, keeping all other variables constant, are shown in the table below:

56

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Possible Result	Remote Result
SWAP foreign currency (IPCA x USD)	(49)	(95)

The methodology used to calculate the fair value of this swap operation consists of calculating the future value of the operations, using rates agreed in each contract and the projections of the forward curves, IPCA coupon and foreign exchange coupon, discounting to present value using the risk-free rate. Curves are obtained from Bloomberg based on forward contracts traded in stock exchanges.

The mark-to-market is adjusted to the credit risk of the financial institutions, which is not relevant in terms of financial volume, since the Company deals in contracts with highly rated banks.

c) Sensitivity analysis for foreign exchange risk on financial instruments

The scenario considered probable is referenced by an external source, Focus and Thomson Reuters, based on the exchange rate forecast for the close of the next quarter. The possible and remote scenarios have the same references and consider the appreciation of the exchange rate at the end of the quarter (risk) at 20% and 40%, respectively, with the exception of the balances of assets and liabilities in foreign currency of subsidiaries abroad, when carried out in currency equivalent to their respective functional currencies. These analyzes cover only the exchange rate variation and keep all other variables constant.

Financial Instruments	Exposure at 06.30.2023	Risk	Probable Scenario (1)	Reasonably possible scenario	Remote Scenario
Assets	32,630	Dollar / Real	1,224	6,526	13,052
Liabilities	(473,971)		(17,782)	(94,794)	(189,588)
Exchange rate - Cross currency swap	(3,008)		(113)	(602)	(1,203)
Cash flow hedge on exports	315,523		11,837	63,105	126,209
	(128,826)		(4,834)	(25,765)	(51,530)
Assets	6,561	Euro / Dollar	208	1,312	2,624
Liabilities	(11,616)		(369)	(2,323)	(4,646)
	(5,055)		(161)	(1,011)	(2,022)
Assets	7,601	Pound Sterling/ Dollar	56	1,520	3,040
Liabilities	(14,791)		(110)	(2,958)	(5,916)
	(7,190)		(54)	(1,438)	(2,876)
Assets	5	Pound Sterling / Real	−	1	2
Liabilities	(133)		(6)	(27)	(53)
	(128)		(6)	(26)	(51)
Assets	21	Euro / Real	1	4	8
Liabilities	(55)		(4)	(11)	(22)
	(34)		(3)	(7)	(14)
Assets	130	Peso/Dollar	(66)	(22)	(39)
	130		(66)	(22)	(39)
Total	(141,103)		(5,124)	(28,269)	(56,532)
(1) The probable scenarios were calculated considering the following risk variations: Real x Dollar - devaluation of the real by 3.75% / Euro x Dollar - appreciation of the euro by 3.1% / Pound x Dollar - appreciation of the pound by 0.72% / Real x Euro - devaluation of the real by 6.9% / Real x Pound - devaluation of the real by 4.5%; / Peso X Dollar - Devaluation of the peso by 95.6%. Source: Focus and Thomson Reuters.

27.4Interest rate risk management

The company preferentially does not use derivative financial instruments to manage exposure to interest rate fluctuations, as they do not cause material impacts, except in specific situations presented by Petrobras subsidiaries.

The interest rate risk sensitivity analysis is performed for a 12-month horizon. The values referring to the possible and remote scenarios mean the total floating interest expense in the event of a variation of 40% and 80% in these interest rates, respectively, keeping all other variables constant.

The following table informs, in the probable scenario, the amount to be disbursed by Petrobras with the payment of interest related to debts with floating interest rate on June 30, 2023.

57

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Risk	Probable Scenario (1)	Reasonably possible scenario	Remote Scenario
LIBOR 3M	58	75	92
LIBOR 6M	2,908	4,071	5,234
SOFR 3M (2)	437	570	704
SOFR 6M (2)	84	118	151
CDI	540	756	972
TJLP	272	380	489
IPCA	378	529	681
	4,677	6,499	8,323
(1) The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed. (2) Represents the Secured Overnight Funding Rate.

27.5Liquidity risk management

The possibility of insufficient cash to settle obligations on the scheduled dates is routinely managed by the company. Liquidity risk is also mitigated by defining reference parameters for managing cash and financial investments and by periodically analyzing projected cash flow risks, quantifying through Monte Carlo simulations its main risk factors, such such as oil prices, exchange rates, international gasoline and diesel prices, among others. In this way, it is possible to measure the need for financial availability for operational continuity and the execution of its strategic plan.

In this context, even these unaudited condensed consolidated interim financial statements presenting negative net working capital, the Company does not present liquidity risk.

Additionally, the company maintains committed credit facilities (revolving credit facilities) contracted as a liquidity reserve in adverse situations, as per note 24.5, and regularly assesses market conditions and may carry out repurchase transactions of its securities or those of its subsidiaries in the market international capital markets, through various means, including repurchase offers, security redemptions and/or open market operations, provided they are in line with the company's liability management strategy, which aims to improve the amortization profile and cost of the debt.

27.6Fair value of financial assets and liabilities

	Level I	Level II	Level III	Total fair value recorded
Assets
Foreign currency derivatives	−	1	−	1
Interest rate derivatives	−	295	−	295
Balance at June 30, 2023	−	296	−	296
Balance at December 31, 2022	−	−	−	−

Liabilities	−
Foreign currency derivatives	−	(98)	−	(98)
Commodity derivatives	(57)	(8)	−	(65)
Balance at June 30, 2023	(57)	(106)	−	(163)
Balance at December 31, 2022	(209)	(419)	−	(628)

The fair value of other financial assets and liabilities is presented in the respective notes: 3 – Marketable securities; 9 – Trade and other receivables; and 24 – Finance debt (estimated amount).

The fair values of cash and cash equivalents, current debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

28	Related-party transactions

The company has a policy on Transactions with Related Parties that is reviewed and approved annually by the Board of Directors, as provided for in Petrobras' Bylaws.

The policy also aims to ensure adequate and diligent decision-making by the company's management.

58

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

28.1Commercial transactions per operation with investees (Parent Company)

	06.30.2023			12.31.2022
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	20,960	−	20,960	26,388	−	26,388
Dividends receivable	53	−	53	94	−	94
Amounts related to construction of gas pipeline	−	741	741	−	820	820
Other operations	30	196	226	678	200	878
Advances to suppliers	650	1,843	2,493	614	2,010	2,624
Total	21,693	2,780	24,473	27,774	3,030	30,804
Liabilities
Lease liabilities (1)	(2,558)	(3,542)	(6,100)	(2,113)	(4,630)	(6,743)
Mutual operations	(676)	(64,926)	(65,602)	(1,093)	(52,569)	(53,662)
Prepayment of exports	(85,362)	(170,062)	(255,424)	(76,192)	(231,206)	(307,398)
Accounts payable to suppliers	(12,741)	−	(12,741)	(13,455)	−	(13,455)
Purchases of crude oil, oil products and others	(7,817)	−	(7,817)	(9,471)	−	(9,471)
Affreightment of platforms	(246)	−	(246)	(365)	−	(365)
Advances from clientes	(4,677)	−	(4,677)	(3,614)	−	(3,614)
Other operations	(1)	−	(1)	(5)	−	(5)
Total	(101,337)	(238,530)	(339,867)	(92,853)	(288,405)	(381,258)

(1) Includes amounts referring to lease and sub-lease transactions between investees required by IFRS 16 / CPC 06 (R2) - Leases.

	Apr-Jun	2023 Jan-Jun	Apr-Jun	2022 Jan-Jun
Result
Revenues, mainly sales revenues	23,012	52,974	43,137	82,520
Foreign exchange and inflation indexation charges, net (2)	4,475	3,256	(12,450)	(6,441)
Finance income (expenses), net (2)	(6,091)	(12,252)	(5,411)	(10,635)
Total	21,396	43,978	25,276	65,444
(2) Includes the amounts of R$ 118 of active exchange variation and R$ 263 of financial expenses related to leasing and subleasing operations required by IFRS 16 / CPC 06 (R2) (R$ 158 of active exchange variation and R$ 302 financial expense for the period from January to June 2022).

28.2Annual interest rates for loan operations

	Parent Company
		Liability
	06.30.2023	12.31.2022
De 7.01 to 8%	(51,032)	(53,662)
De 8.01 to 9%	(14,570)	−
Total	(65,602)	(53,662)

28.3Non-standardized credit rights investment fund (FIDC-NP)

The parent company maintains funds invested in the FIDC-NP that are mainly used for the acquisition of performing and / or non-performing credit rights for operations carried out by affiliates. The amounts invested are recorded in accounts receivable.

Assignments of credit rights, performed and not performed, are recorded as financing in current liabilities.

	Parent Company
	06.30.2023	12.31.2022
Accounts receivable, net	29,010	40,007
Credit rights assignments	(35,129)	(36,541)

59

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Apr-Jun	2023 Jan-Jun	Apr-Jun	2022 Jan-Jun
Financial Income FIDC-NP	1,440	2,725	2,281	3,331
Financial Expenses FIDC-NP	(1,199)	(2,318)	(1,269)	(2,015)
Net finance income (expense)	241	407	1,012	1,316

28.4Guarantees

Petrobras has the procedure of granting guarantees to its equity interests for certain financial operations carried out in Brazil and abroad. The financial operations carried out by these equity interests and guaranteed by Petrobras present a balance of R$ 101,870 to be settled on June 30, 2023 (R$ 113,815 on December 31, 2022).

The guarantees offered by Petrobras, mainly personal, non-remunerated, are based on contractual clauses that support financial transactions between subsidiaries/controlled companies and third parties, guaranteeing the assumption of compliance with a third party's obligation, if the original debtor fails to do so.

28.5Transactions with joint ventures, associates, government entities and pension plans

The company does, and expects to continue to do, business in the normal course of various transactions with its joint ventures, affiliates, pension funds, as well as with its controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking services, asset management and others.

Significant transactions resulted in the following balances:

		Consolidated
	06.30.2023		12.31.2022
	Asset	Liability	Asset	Liability
Joint ventures and associates
Petrochemical companies (associates)	193	11	109	52
Other associates and joint ventures	377	23	377	111
Subtotal	570	34	486	163
Brazilian government
Government bonds	8,817	−	8,812	−
Banks controlled by the Brazilian Government	67,429	8,731	61,625	8,178
Petroleum and alcohol account - receivables from the Brazilian Government	3,285	−	3,143	−
Federal Government (1)	−	10,641	−	7,419
Pré-Sal Petróleo S.A. – PPSA	−	307	−	296
Others	446	424	306	371
Subtotal	79,977	20,103	73,886	16,264
Petros	383	1,018	290	1,569
Total	80,930	21,155	74,662	17,996
Current assets	12,909	13,176	13,583	11,055
Non-current assets	68,021	7,979	61,079	6,941

(1) Includes lease amounts.

The effect on the result of significant transactions is presented below:

60

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

		Consolidated
	2023		2022
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Joint ventures and associates
State-controlled gas distributors (1)	−	−	3,062	6,064
Petrochemical companies	4,027	8,645	6,561	12,443
Other associates and joint ventures	54	99	301	454
Subtotal	4,081	8,744	9,924	18,961
Brazilian government
Government bonds	267	542	249	469
Banks controlled by the Brazilian Government	(118)	(85)	(251)	(142)
Petroleum and alcohol account - receivables from the Brazilian Government	86	141	132	229
Brazilian Government	(617)	(705)	(381)	(381)
Pré-Sal Petróleo S.A. – PPSA	(113)	(677)	(651)	(854)
Others	(345)	(545)	(80)	(19)
Subtotal	(840)	(1,329)	(982)	(698)
Petros	(25)	(48)	−	−
Total	3,216	7,367	8,942	18,263

Revenues, mainly sales revenues	4,060	8,707	9,940	19,252
Purchases and services	8	16	7	29
Operating income and expense	(467)	(1,235)	(768)	(1,231)
Foreign exchange and inflation indexation charges, net	(846)	(1,067)	(214)	(149)
Finance income (expenses), net	461	946	(23)	362
Total	3,216	7,367	8,942	18,263
(1) In July 2022, the Company disposed its entire interest in Gaspetro.

Liabilities with pension plans of the company's employees and managed by Fundação Petros, which include debt instruments, are presented in note 13.

28.6Compensation of key management personnel

The total remuneration of the members of the Board of Directors and Executive Board of Petrobras Holding are based on the guidelines established by the Secretariat for Coordination and Governance of State Companies - SEST, of the Ministry of Management and Innovation in Public Services, and by the Ministry of Mines and Energy and are presented below:

Parent Company

	Jan-Jun/2023			Jan-Jun/2022
	Officers	Board Members	Total	Officers	Board Members	Total
Wages and short-term benefits	7.3	0.4	7.7	7.0	0.2	7.2
Social security and other employee-related taxes	2.0	0.1	2.1	2.0	−	2.0
Post-employment benefits (pension plan)	0.4	−	0.4	0.6	−	0.6
Benefits due to termination of tenure	2.2	−	2.2	0.6	−	0.6
Total compensation recognized in the statement of income	11.9	0.5	12.4	10.2	0.2	10.4
Total compensation paid (1)	25.9	0.5	26.4	20.4	0.2	20.6
Monthly average number of members in the period	9.00	11.00	20.00	9.00	11.00	20.00
Monthly average number of paid members in the period	9.00	5.67	14.67	9.00	2.83	11.83

(1) Includes the PPP for Administrators in the Executive Board.

In the period from January to June 2023, the consolidated expense with the total compensation of the company's officers and board members totaled R$ 28.67 (R$ 29.56 in the period from January to March 2022).

The remuneration of the members of the Advisory Committees to the Board of Directors must be considered apart from the global limit of the remuneration established for the administrators, that is, the amounts received are not classified as remuneration of the administrators.

The members of the Board of Directors who participate in the Statutory Audit Committees waive the remuneration of the Board of Directors, as established in art. 38, § 8 of Decree No. 8,945, of December 27, 2016, and were entitled to a total remuneration of R$ 1,125 thousand in the period from January to June 2023 (R$ 1,350 thousand, considering social charges). In the period from January to June 2022, the remuneration accrued in the period was R$ 1,721 thousand (R$ 2,066 thousand, considering social charges).

On April 27, 2023, the Annual Shareholders' Meeting set the remuneration of the management (Executive Board and Board of Directors) at up to R$44.99 as the global limit of remuneration to be paid in the period between April 2023 and March 2024 (R$ 39.59 in the period between April 2022 and March 2023, fixed on April 13, 2022).

61

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

29	Supplemental information on statement of cash flows
	Consolidated
	2023	2022
	Jan-Jun	Jan-Jun
Amounts paid/received during the period
Withholding income tax paid on behalf of third-parties	3,414	3,023
Transactions that does not involve cash
Purchase of property, plant and equipment on credit	−	95
Lease	36,102	15,906
Provision for decommissioning costs	31	54
Use of tax credits and judicial deposit for the payment of contingency	254	5,819
Remeasurement of property, plant and equipment acquired in previous periods	57	189

The final balance of cash and cash equivalents, in the statement of cash flows, includes amounts related to assets held for sale, as shown in the reconciliation below:

	Consolidated
	2023	2022
	Jan-Jun	Jan-Jun
Balance reconciliation at the beginning of the period
Balance of cash and cash equivalents on the statement of financial position	41,723	58,410
Cash and cash equivalents classified as assets held for sale	−	72
Cash and cash equivalents in the Statement of Cash Flow - Opening balance	41,723	58,482
Balance reconciliation at the end of the period
Balance of cash and cash equivalents on the statement of financial position	49,882	85,311
Cash and cash equivalents classified as assets held for sale	−	37
Cash and cash equivalents in the Statement of Cash Flow - Closing Balance	49,882	85,348

29.1Reconciliation of depreciation with Statements of Cash Flows

	Consolidated
	2023	2022
	Jan-Jun	Jan-Jun
Depreciation of Property, plant and equipment	36,207	37,293
Amortization of Intangible assets	243	187
	36,450	37,480
Depreciation of right of use - recovery of PIS/COFINS	(404)	(363)
Depreciation, depletion and amortization in the Statements of Added Value	36,046	37,117
Capitalized depreciation	(4,778)	(3,517)
Depreciation, depletion and amortization in the Statements of Cash Flows	31,268	33,600
30	Subsequent events

Global notes offering in the international capital market

On July 3, 2023, Petrobras, through its wholly owned subsidiary Petrobras Global Finance B.V. (PGF), concluded the global notes offering in the international capital market, in the amount of US$ 1,250 million, maturing in 2033 with a 6.625% p.a. yield to investors.

Debentures repurchase program

On July 15, 2023, Petrobras ended its 1st Debenture Repurchase Plan. Since the creation of the program until July 15, 2023, the Company has repurchased a total of 244,334 debentures, in the amount of R$ 271, among the papers of the 5th, 6th and 7th issuance, equivalent to 3% of the total amount of outstanding debentures.

Review of the Shareholder Compensation Policy

On July 28, 2023, the Company’s Board of Directors approved a revision on the Shareholder Compensation Policy, where the main changes are the following:

•	The company will distribute to shareholders 45% (previously 60%) of the cash flow, which consists of the difference between the net cash generated by operating activities and the application of cash in the acquisition of property, plant and equipment and intangible assets and the acquisition of equity interests (previously the free cash flow of the company did not deduct acquisitions of equity interests);

62

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

•	Inclusion of share repurchase as a possibility of compensation to shareholders, aiming at canceling these shares. The amounts related to share repurchase will be deducted from the total shareholder remuneration formula in each quarter; and
•	Replacement of references to specific gross debt amounts by the “gross debt level established in the Strategic Plan”. The Strategic Plan 2023-2027 establishes that the maximum level of the gross debt range is US$ 65 billion.

Distribution of remuneration to shareholders

On August 3, 2023, Petrobras’s Board of Directors approved the distribution of remuneration to shareholders in the amount of R$14,992 (R$1.149304 per outstanding preferred and common shares), based on the net income for the three-month period ended June 30, 2023, as presented in the following table:

			Remuneration to shareholders of Petrobras
	Date of Board of Directors’ approval	Date of shareholders’ position	Amount per preferred and common shares (R$)	Amount
Interim dividends	08.03.2023	08.21.2023	0.783828	10,225
Interim interest on capital	08.03.2023	08.21.2023	0.365476	4,767
Total distribution to shareholders			1.149304	14,992

These dividends and interest on capital will be paid in two equal installments of R$7,496, on November 21 and December 15, 2023, and will be deducted from the remuneration that will be distributed to shareholders relating to the fiscal year 2023. The amounts will be adjusted by the SELIC rate from the date of payment of each installment until the end of the referred fiscal year, on December 31, 2023.

Repurchase of shares

On August 3, 2023, the Board of Directors approved the Share Repurchase Program, which is the acquisition of up to 157.8 million preferred shares issued by the company, on the Brazilian Stock Exchange (B3), to be held in treasury with subsequent cancellation, without reduction of share capital. The Program will be carried out in the context of the Shareholder Remuneration Policy, approved on July 28, 2023, and within a maximum period of 12 months.

63

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

31	Correlation between the explanatory notes of December 31, 2022 and the ones of June 30, 2023
	Number of notes
Notes to the Financial Statements	Annual for 2022	Quarterly information for 2Q-23
Basis of preparation and presentation of financial statements	2	1
Summary of significant accounting policies	3	2
Cash and cash equivalents and Marketable securities	7	3
Sales revenues	8	4
Costs and Expenses by nature	9	5
Other income and expenses	10	6
Net finance income (expense)	11	7
Segment information	12	8
Trade and other receivables	13	9
Inventories	14	10
Trade payables	15	11
Taxes	16	12
Employee benefits (Post-Employment)	17	13
Provisions for legal proceedings	18	14
Provision for decommissioning costs	19	15
Other assets and liabilities	20	16
Property, plant and equipment	23	17
Intangible assets	24	18
Impairment	25	19
Exploration and evaluation of oil and gas reserves	26	20
Collateral for crude oil exploration concession agreements	27	21
Investments	29	22
Disposal of Assets and other changes in organizational structure	30	23
Finance debt	31	24
Leases	32	25
Equity	33	26
Risk management	34	27
Related-party transactions	35	28
Supplemental information on statement of cash flows	36	29
Subsequent events	37	30

The notes to the annual report 2022, which were suppressed in the interim financial statements of June 30, 2023 because they do not have significant changes and / or may not be applicable to interim financial information, are:

Notes to the Financial Statements	Number of notes
The Company and its operations	1
Accounting estimates	4
New standards and interpretations	5
Capital management	6
“Lava Jato Operation” and the reflects on the Company	21
Commitment to purchase natural gas	22
Partnerships in exploration and production activities	28

64

STATEMENT OF DIRECTORS ON INTERIM ACCOUNTING INFORMATION AND REPORT ON THE REVIEW OF QUARTERLY INFORMATION

PETROBRAS

In compliance with the provisions of items V and VI of article 27 of CVM Resolution 80, of March 29, 2022, the chief executive officer and directors of Petróleo Brasileiro S.A. - Petrobras, a publicly-held corporation, headquartered at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with the CNPJ under nº 33.000.167 / 0001-01, declare that the financial statements were prepared in accordance with the law or the bylaws and that:

(i)reviewed, discussed and agreed with the Interim Financial Statements of Petrobras for the period ended on June 30, 2023;

(ii) reviewed, discussed and agreed with the conclusions expressed in the report of KPMG Auditores Independentes Ltda., regarding the Interim Financial Statements of Petrobras for the period ended on June 30, 2023.

Rio de Janeiro, August 3, 2023.

Jean Paul Terra Prates	Mário Vinícius Claussen Spinelli
Chief Executive Officer	Chief Governance and Compliance Executive Officer

Carlos José do Nascimento Travassos	Mauricio Tolmasquim
Chief Engineering, Technology and Innovation Officer	Chief Energy Transition and Sustainability Officer

Clarice Coppetti	Sergio Caetano Leite
Chief Corporate Affairs Officer	Chief Financial and Investor Relations Executive Officer

Claudio Romeo Schlosser	William França da Silva
Chief Logistics, Commercialization and Markets Executive Officer	Chief Industrial Processes and Products Officer

Joelson Falcão Mendes
Chief Exploration and Production Executive Officer

65

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission - CVM, prepared in accordance with the Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting and the international accounting standard IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB)

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

Introduction

We have reviewed the individual and consolidated interim financial information of Petróleo Brasileiro S.A. - Petrobras (“the Company”), included in the quarterly information form - ITR for the quarter ended June 30, 2023, which comprises the statement of financial position as of June 30, 2023 and the respective statements of income and comprehensive income for the three and six-months periods then ended, and statements of changes in shareholders' equity and of cash flows for the six-months period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with the CPC 21 (R1) – Interim Financial Reporting and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, such as for the presentation of these information in accordance with the standards issued by the Brazilian Securities Commission - CVM, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim financial information based on our review.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

66

Scope of the review

We conducted our review in accordance with Brazilian and international standards on reviews of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, issued by the IASB, applicable to the preparation of quarterly information - ITR, and presented in accordance with the standards issued by the Brazilian Securities Commission.

Other matters - Statements of added value

The individual and consolidated interim financial information referred to above includes the individual and consolidated statements of added value (DVA) for the six-month period ended at June 30, 2023, prepared under responsibility of Company’s management, and presented as supplementary information for IAS 34 purposes. These statements were submitted to review procedures carried out together with the review of the Company’s interim financial information to conclude that they are reconciled with interim financial information and accounting records, as applicable, and its form and content are in accordance with the criteria defined in CPC 09 - Statement of Added Value. Based on our review, nothing has come to our attention that causes us to believe that those statements were not prepared, in all material respects, in accordance with the criteria set forth in this Standard with respect to the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, August 03, 2023

KPMG Auditores Independentes Ltda.

CRC SP-014428/O-6 F-RJ

(Original report in Portuguese signed by)

Ulysses M. Duarte Magalhães

Accountant CRC RJ-092095/O-8

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer